Exhibit 99.5

EQUINOXGOLD

Annual Information Form

For the Year Ended
December 31, 2018

August 9, 2019

Annual Information Form
Table of Contents

CORPORATE STRUCTURE	5
GENERAL DEVELOPMENT OF THE BUSINESS	6
DESCRIPTION OF THE BUSINESS	13
MINERAL PROJECTS	15
MESQUITE MINE	17
AURIZONA MINE	24
CASTLE MOUNTAIN	33
CAPITAL STRUCTURE	43
DIVIDENDS	43
MARKET FOR SECURITIES	43
DIRECTORS AND EXECUTIVE OFFICERS	44
CONFLICT OF INTEREST	49
RISKS RELATED TO OUR BUSINESS	49
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	67
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	67
TRANSFER AGENTS AND REGISTRAR	68
MATERIAL CONTRACTS	68
INTEREST OF EXPERTS	69
ADDITIONAL INFORMATION	70
GLOSSARY OF TERMS	70
APPENDIX A - AUDIT COMMITTEE CHARTER	1

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2018

IMPORTANT INFORMATION ABOUT THIS DOCUMENT

This annual information form (“AIF”) provides important information about Equinox Gold Corp. (“Equinox Gold”). It describes our business, including its history, our operations and development projects, our mineral reserves and mineral resources, sustainability commitments, the regulatory environment that we operate in, the risks we face, and the market for our products and shares, among other things.

In this Annual Information Form, except as otherwise required by the context, reference to “Equinox Gold” or the “Company” means, collectively, Equinox Gold Corp. and its subsidiaries.

Date of Information

All information in this AIF is provided as at December 31, 2018, unless stated otherwise.

Reporting Currency and Financial Information

Unless we have otherwise specified, all references to dollar amounts or $ or USD are United States dollars. Any references to CAD or C$ mean Canadian dollars.

All financial information presented in this AIF was prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Non-IFRS Measures

All-in sustaining costs per gold ounce

All-in sustaining costs (“AISC”) per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

AISC per gold ounce is a non-IFRS measure based on guidance announced by the World Gold Council (“WGC”) in September 2013 and updated in November 2018. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures such as operating expenses and non-IFRS measures to provide visibility into the economics of mining gold. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. Management believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

Cash costs include mine site operating costs, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales and then divided by ounces sold to arrive at cash costs per ounce. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. AISC per ounce starts with total cash costs and adds net capital expenditures that are sustaining in nature, mine site general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by ounces sold to arrive at AISC per ounce. Management believes cash cost and AISC are measures commonly used in the gold mining industry and are useful for monitoring the performance of operations and the ability of mines to generate cash flow.

Working capital

Working capital is a non-IFRS measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

Total debt

Total debt is a non-IFRS measure calculated as the total current and non-current portions of long-term debt, finance lease liabilities and loans payable. Total debt does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.

Share Capital

To ensure successful execution of its business plan, Equinox Gold periodically raises additional capital by completing an equity financing, and periodically consolidates it shares outstanding. All share amounts in this AIF are presented on a post-consolidated basis.

Glossary of Terms

The glossary of terms under “Glossary of Terms” of this AIF contains definitions of certain scientific or technical terms used in this AIF that might be useful for your understanding of this document.

Cautionary Notes and Forward-Looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements or information in this AIF relate to, among other things: future financial or operational performance, including estimated production of gold and estimated mine site AISC in 2019; the ability of the Company to successfully operate Aurizona and Mesquite, including with respect to production; development and timing of anticipated production at Castle Mountain; and the growth potential of the Company. Forward-looking statements or information generally identified by the use of the words “will”, “advancing”, “strategy”, “plans”, “budget”, “anticipated”, “expected”, “estimated” and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, “should”, “will be taken” or “be achieved”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for gold remaining as estimated; development at Castle Mountain being completed and performed in accordance with current expectations; currency exchange rates remaining as estimated; availability of funds for the Company’s projects and future cash requirements; capital, decommissioning and reclamation estimates; the Company’s mineral reserve and resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled development and production; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company’s ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this AIF.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this AIF and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, usual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the Company’s management information circular dated March 18, 2019 and in its MD&A dated March 12, 2019 for the year-ended December 31, 2018, which are available on SEDAR at www.sedar.com. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation and does not intend to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this AIF are expressly qualified in their entirety by this cautionary statement.

Conversion Table

In this AIF, metric units are used with respect to all our mineral properties, unless otherwise indicated. Conversion rates from imperial measures to metric units and from metric units to imperial measures are provided in the table below.

Imperial Measure	=	Metric Unit	Metric Unit	=	Imperial Measure
2.47 acres		1 hectare	0.4047 hectares		1 acre
3.28 feet		1 metre	0.3048 metres		1 foot
0.62 miles		1 kilometre	1.609 kilometres		1 mile
0.032 ounces (troy)		1 gram	31.1 grams		1 ounce (troy)
1.102 tons (short)		1 tonne	0.907 tonnes		1 ton (short)
0.029 ounces (troy)/ton (short)		1 gram/tonne	34.28 grams/tonne		1 ounce (troy)/ton (short)
2,204.62 pounds		1 tonne	0.00045 tonnes		1 pound

Scientific and Technical Information

James (Jim) Currie, P.Eng., Equinox Gold’s Chief Operating Officer, and Scott Heffernan, MSc, P.Geo., Equinox Gold’s EVP Exploration, are the Qualified Persons under National Instrument 43-101 (“NI 43-101”) for Equinox Gold and have approved the technical and scientific disclosure contained in this AIF.

Technical disclosure in this AIF for our material properties is based on technical reports prepared for those properties in accordance with NI 43-101 (collectively, the “Technical Reports”). All of the Technical Reports are available for download on the Company’s website at www.equinoxgold.com and on SEDAR at www.sedar.com. The technical information in this AIF has been updated with current information where applicable.

All technical information related to the Mesquite Gold Mine (“Mesquite”) is based on the technical report entitled “Equinox Gold Technical Report on the Mesquite Gold Mine, Imperial County, California, U.S.A”, dated effective December 31, 2018, (the “Mesquite Technical Report”) prepared by AGP Mining Consultants Inc. (“AGP”). The Qualified Persons responsible for the Mesquite Technical Report are Gordon Zurowski, P.Eng., of AGP; Bruce Davis, FAusIMM, of BD Resource Consulting, Inc.; Nathan Robinson, PE, of Robison Engineering Company, Inc.; Robert Sim, P.Geo., of SIM Geological Inc.; and Jeffrey Woods, SME MMSA, of Woods Process Services, LLC.

All technical information related to the Aurizona Gold Mine (“Aurizona”) is based on the technical report entitled “Feasibility Study on the Aurizona Gold Mine Project, Maranhão, Brazil, NI 43-101 Technical Report”, dated effective July 10, 2017, (the “Aurizona Technical Report”) prepared by Lycopodium Minerals Canada Ltd. (“Lycopodium”). The Qualified Persons responsible for the Aurizona Technical Report are Neil Lincoln, P.Eng., of Lycopodium; Miguel Tortosa, P.Eng., of Lycopodium; Sindy Cheng, P.Eng., of Lycopodium; Stephen Day, MSc, BSc, PGeo, of SRK Consulting Inc. (“SRK”); Esteban Hormazabal, Min Eng, MSc, MAusIMM, of SRK; David Hoekstra, PE, of SRK; Marek Nowak, MASc, P.Eng., of SRK; Jeffrey Parshley, PG, CPG, CEM, of SRK; Michael Royle, MAppSci, PGeo, of SRK Consulting (Canada); Dr. James Siddorn, PhD, PGeo, of SRK; José Carlos Virgili P.Eng., MAusIMM(CP), of Walm Engenharia e Tecnologia Ambiental; and Gordon Zurowski, P.Eng., of AGP Mining Consultants Inc.

All technical information related to the Castle Mountain Gold Project (“Castle Mountain”) is based on the technical report entitled “NI 43-101 Technical Report on the Preliminary Feasibility Study for the Castle Mountain Project, San Bernardino County, California, USA”, dated effective July 16, 2018, (the “Castle Mountain Technical Report”) prepared by Kappes, Cassiday and Associates (“KCA”). The Qualified Persons responsible for the Castle Mountain Technical Report are Timothy D. Scott, SME RM, of KCA; Todd Wakefield, SME RM, of Mine Technical Services Ltd. (“MTS”); Don Tschabrun, SME RM, of MTS; and Terre Lane, MMSA, SME RM, of Global Resource Engineering.

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources

At December 31, 2018, Equinox Gold’s Proven and Probable Reserves totalled 5.5 million ounces at a grade of 0.63 grams per tonne (“g/t”) gold, with additional Measured and Indicated Resources, exclusive of reserves, of 3.6 million ounces at a grade of 0.60 g/t gold, and Inferred Resources of 3.7 million ounces at a grade of 0.56 g/t gold. Reserves and resources for Mesquite were disclosed in the Mesquite Technical Report. Reserves for Aurizona were disclosed in the Aurizona Technical Report. Resources for Aurizona were updated in 2019 and disclosed in Equinox Gold’s press release dated March 19, 2019, which is available on the Company’s website and on SEDAR. Reserves and resources for Castle Mountain were disclosed in the Castle Mountain Technical Report. The Company’s reserves and resources are described in more detail in “Mineral Projects - Mineral Reserves and Resources”.

Information regarding reserve and resource estimates has been prepared in accordance with Canadian standards under applicable Canadian securities laws and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this AIF are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimates of “Inferred Mineral Resources” may not form the basis of feasibility or pre-feasibility studies. U.S. investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this AIF concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

CORPORATE STRUCTURE

Incorporation

Equinox Gold is a corporation incorporated under the British Columbia Business Corporations Act (the “BCBCA”) on March 23, 2007, as “Waterloo Resources Ltd.”. Subsequently the Company’s name has been changed as follows:

From	To	Date	Reason for Name Change
Waterloo Resources Ltd.	Lowell Copper Ltd.	July 9, 2013	Reverse take-over transaction
Lowell Copper Ltd.	JDL Gold Corp.	October 6, 2016	Plan of arrangement(1) between Lowell Copper Ltd., Gold Mountain Mining Corporation and Anthem United Inc.
JDL Gold Corp.	Trek Mining Inc.	March 31, 2017	Plan of arrangement(1) between JDL Gold Corp. and Luna Gold Corp. (the “Luna Combination”)
Trek Mining Inc.	Equinox Gold Corp.	December 22, 2017	Plan of arrangement(1) between Trek Mining Inc., NewCastle Gold Ltd. and Anfield Gold Corp.
1)	Court approved plan of arrangement pursuant to the BCBCA discussed in more detail at Three Year History.

Equinox Gold’s head and registered offices are located at Suite 1501 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

Equinox Gold is a reporting issuer or the equivalent under the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. Equinox Gold’s common shares and Equinox Gold warrants are listed and traded on the TSX Venture Exchange (“TSX-V”) under the symbol “EQX” and “EQX.WT”, respectively. The common shares and Equinox Gold warrants also trade on the OTC Market in the United States under the symbol “EQXFF” and “EQXWF”, respectively. Equinox Gold’s fiscal year end is December 31.

Subsidiaries

The following chart illustrates the Company’s principal subsidiaries as at the date of this AIF together with the jurisdiction of incorporation or organization of each subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company, as well as the Company’s mines and development projects. Unless indicated otherwise, each subsidiary is 100% owned by the Company.

GENERAL DEVELOPMENT OF THE BUSINESS

Business of Equinox Gold

Equinox Gold is a growth-focused mining company executing on our strategy of becoming a diversified multi-asset gold producer. We are principally engaged in the operation, development and exploration of gold projects. Since March 2017, we have grown from a single-asset developer to a gold producer and are on track to have three mines in production in 2020.

Equinox Gold’s principal assets are our 100%-owned producing Mesquite Gold Mine in California, USA, our 100%-owned producing Aurizona Gold Mine in Maranhão State, Brazil and our 100%-owned pre-feasibility stage Castle Mountain Gold Mine in California, USA (Mesquite, Aurizona and Castle Mountain are together referred to as the “Equinox Gold Projects”).

Equinox Gold produced 25,601 ounces of gold in 2018 and expects to produce between 200,000 to 235,000 ounces of gold in 2019. The Company’s strategic vision is to build a leading gold company producing more than one million ounces of gold per year by the end of 2023. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development success and will look for opportunities to acquire other companies or producing mines that fit its portfolio and strategy.

Three Year History

Year Ended December 31, 2016

In March 2016, Equinox Gold completed a non-brokered private placement of 4,461,922 units (on a post-consolidated basis) for gross proceeds of approximately $2.6 million. Each unit was comprised of one Common Share and one-half of one transferrable Common Share purchase warrant, where each whole warrant entitles its holder to acquire one common share for a period of five years at an exercise price of C$1.29 per share post-consolidation.

In October 2016, Equinox Gold completed the Gold Mountain Anthem Combination to become JDL Gold Corp. pursuant to the completion of a court approved plan of arrangement under the BCBCA. Pursuant to an arrangement agreement dated August 14, 2016 among Equinox Gold, Anthem and Gold Mountain, each common share of Gold Mountain was exchanged for 1.032 pre-consolidated common shares and each common share of Anthem was exchanged for 0.774 pre-consolidated common shares. In connection with the Gold Mountain Anthem Combination, Equinox Gold consolidated its share capital on a 6:45 for 1 basis with corresponding adjustments to its convertible securities.

In connection with the Gold Mountain Anthem Combination, Equinox Gold completed a private placement of 30,240,691 units at a price of C$2.00 per unit for gross proceeds of approximately $45.8 million. Each unit was comprised of one Common Share and one Warrant, where each Warrant entitles its holder to acquire one Common Share at an exercise price of C$3.00 per share with an expiry date of October 6, 2021.

Year Ended December 31, 2017

In January 2017, Equinox Gold graduated from Tier 2 issuer status to Tier 1 issuer status on the TSX-V and changed its auditor from Grant Thornton LLP to KPMG LLP.

In March 2017, Equinox Gold completed the Luna Combination to become Trek Mining Inc. pursuant to the completion of a court approved plan of arrangement under the BCBCA. Pursuant to the arrangement agreement dated February 1, 2017 (the “Luna Arrangement Agreement”) between Luna Gold Corp. (“Luna”) and Equinox Gold, each common share of Luna was exchanged for 1.105 common shares. In connection with the Luna Combination, Equinox Gold completed a private placement financing for 31,709,586 units at a price of C$2.00 per unit for gross proceeds of $62.6 million. Each unit was comprised of one common share and one warrant, where each warrant entitles its holder to acquire one common share at an exercise price of C$3.00 per share with an expiry date of October 6, 2021.

On July 31, 2017, Equinox Gold announced the results of the feasibility study for Aurizona. The feasibility study, based on a new mine plan and updated Mineral Reserve estimate, outlined the design of an open-pit gold mine with an initial 6.5-year mine life producing on average approximately 136,000 ounces of gold per year with average AISC of $754 per ounce. The Aurizona Technical Report was subsequently filed on August 10, 2017.

On November 14, 2017, Equinox Gold announced that it had received the License to Install (“LI”) Permit for Aurizona, authorizing Equinox Gold to complete the construction activities required to re-commence production at the mine.

On December 20, 2017, Equinox Gold announced that it entered into a definitive credit agreement dated December 18, 2017 (the “First Sprott Credit Agreement”) through its wholly-owned subsidiary, Aurizona Goldfields Corporation, with Sprott Private Resource Lending (Collector), LP (“Sprott”) to provide an $85 million secured project credit facility (the “First Sprott Facility”) to be used for the development, construction and working capital requirements of Aurizona. The First Sprott Facility has a five-year term, incurs interest at an annual rate of 7% plus the greater of US 3-month LIBOR or 1%, and will be repaid in quarterly installments commencing in September 2019 and ending in September 2022. In connection with the First Sprott Facility, Equinox Gold issued to Sprott 8 million warrants with a five-year term with 1 million warrants having an exercise price of C$1.01 and 7 million warrants having an exercise price of C$1.06, and agreed to pay to Sprott a production payment of $20 per gold ounce on 75% of the first 400,000 ounces of gold produced from Aurizona.

On December 22, 2017, Equinox Gold completed the NewCastle-Anfield Transaction to become Equinox Gold pursuant to a court approved plan of arrangement under the BCBCA. Pursuant to the arrangement agreement dated October 25, 2017 (the “NewCastle-Anfield Arrangement Agreement”) between NewCastle Gold Ltd. (“NewCastle”), Anfield Gold Corp. (“Anfield”) and Equinox Gold, each common share of NewCastle was exchanged for 0.873 Common Shares and each common share of Anfield was exchanged for 0.407 common shares. In total, Equinox Gold issued 226.8 million common shares to NewCastle and Anfield shareholders, and outstanding NewCastle and Anfield convertible securities were adjusted in accordance with the appropriate exchange ratio.

In conjunction with the NewCastle-Anfield Transaction, Ross Beaty was appointed Chairman of the Equinox Gold Board of Directors.

During 2017, Equinox Gold completed 21,383 m of drilling at Aurizona. A total of 6,132 m of infill drilling in 41 holes at the shallow western end of the Piaba reserve pit and 9,952 m of step-out exploration drilling in 74 holes along strike to the west of the Piaba reserve pit confirmed that the Piaba gold deposit extends along strike at least 300 m to the west and also extends at depth. In addition, 45 holes totalling 5,500 m drilled to the east of the Piaba gold deposit intersected new zones of significant gold mineralization, including the highest grades drilled to date on the property.

At Castle Mountain Equinox Gold drilled a total of 58,100 m in 2017, including 27 holes totalling 9,230 m designed to test the margins of the current modelled resource pit and below the historical open pits. In addition, a channel sampling program covering a portion of the East Ridge target identified extensive, previously unrecognized gold mineralization on surface that is corroborated by three of the best drill results from the 2017 exploration program.

Year Ended December 31, 2018

On January 8, 2018, Equinox Gold announced that the Board had approved the start of full-scale construction at Aurizona.

On January 16, 2018, Equinox Gold announced that Pacific Road Resources Funds (“Pacific Road”) had provided notice to Equinox Gold of the exercise of Pacific Road’s non-dilution rights in connection with the NewCastle-Anfield Transaction. Pacific Road holds a pre-existing non-dilution right pursuant to an investment agreement dated May 7, 2015. Equinox Gold subsequently issued 21 million common shares to Pacific Road for total consideration of $15.2 million, bringing Pacific Road’s holdings in Equinox Gold to approximately 44.8 million common shares.

In March 2018, Equinox Gold announced that it had awarded the mining contract for Aurizona to U&M Mineração e Construção S/A (“U&M”) and Aurizona Gold Corporation, a 100% owned subsidiary of Equinox Gold, subsequently entered into a mining contract with U&M dated May 6, 2018 (the “Mining Contract”).

In April 2018, Equinox Gold announced that pre-production mining activities had commenced at Aurizona.

In July 2018, Equinox Gold announced the results of the pre-feasibility study for Castle. The pre-feasibility study outlined the design of a low-cost heap leach gold mine with 3.6 million ounces of gold reserves that will produce 2.8 million ounces of gold and generate $865 million in after-tax cashflow over a 16-year mine life. The Castle Mountain Technical Report was subsequently filed on August 28, 2018.

On August 3, 2018, Equinox Gold completed the spinout of its copper assets into a newly incorporated subsidiary named Solaris Copper Inc. (“Solaris Copper”) by way of a court approved plan of arrangement under the BCBCA. Prior to closing of the arrangement, Equinox Gold completed an internal reorganization whereby certain assets of Equinox Gold were transferred to Solaris Copper. Prior to the internal reorganization, Equinox Gold held the only issued and outstanding Solaris Copper share. Pursuant to the arrangement agreement dated June 20, 2018 between Solaris Copper and Equinox Gold (the “Solaris Arrangement Agreement”), Equinox Gold shareholders received: (i) one new Common Share in exchange for each Common Share held on August 2, 2018; and (ii) one-tenth of a Solaris Copper common share for each Common Share held on August 2, 2018. Equinox Gold warrants, options and restricted share units were also adjusted pursuant to the arrangement. Following completion of the transaction, Equinox Gold had ownership and control over 29,775,514 Solaris Copper shares, representing 40% of the issued and outstanding Solaris Copper shares, with the remainder held by Equinox Gold shareholders. Solaris Copper is not listed on a public stock exchange but does operate as a reporting issuer.

On August 13, 2018, Equinox Gold announced that AngloGold Ashanti Holdings plc (“AngloGold”) had terminated the earn-in joint venture at Equinox Gold’s Aurizona greenfields concessions in Brazil. As such, Equinox Gold retained its 100% interest in the greenfield concessions and received all exploration data acquired through AngloGold’s exploration activities.

On August 21, 2018, Equinox Gold completed the sale of its interest in the Koricancha Mill in Peru to Inca One Gold Corp. (“Inca One”) for gross consideration of $12.1 million, payable in:

•	51.3 million common shares of Inca One (representing a 19.99% interest) valued at $2.0 million;
•	A $6.8 million promissory note payable in (i) three annual installments of $1.9 million in cash or shares of Inca One, and (ii) one installment of $1.1 million in cash two years from closing; and
•	Certain working capital adjustments estimated at $1.1 million payable in cash to Equinox Gold within three years from closing and certain additional recoverable taxes as collected.

In connection with the transaction, the 3.5% stream on gold production from Koricancha will be extinguished with payment to the stream holder of: (i) 51.3 million common shares of Inca One valued at $2.0 million and issued directly to the stream holder by Inca One; and (ii) $1.9 million in cash two years from closing to be paid by Equinox Gold to the stream holder. Equinox Gold also granted to the stream holder a put option, which, if exercised, would require Equinox Gold to purchase from the stream holder the above-mentioned Inca One shares issued on settlement of the stream at a price of C$0.068 per Inca One common share. The put option is exercisable from August 21, 2021 until such time as all of the Inca One shares have either been put back to Equinox Gold or sold by the stream holder. Exercise of the put option is subject to Equinox Gold not owning more than 19.99% of Inca One subsequent to such exercise.

On October 30, 2018, Equinox Gold completed its acquisition of Mesquite (the “Mesquite Mine Acquisition”). Pursuant to the share purchase agreement dated September 19, 2018 (the “New Gold Share Purchase Agreement”) between Equinox Gold’s wholly-owned US subsidiary, Solius Acquireco Inc. (“Solius Acquireco”), Equinox Gold and New Gold Inc. (“New Gold”), Equinox Gold acquired all of the outstanding shares of New Gold Mesquite Inc., a subsidiary of New Gold, for cash consideration of $158 million subject to certain post-closing adjustments.

In conjunction with the Mesquite Mine Acquisition, Equinox Gold closed brokered and non-brokered private placements of subscription receipts at a price of C$0.95 per subscription receipt for aggregate gross proceeds of approximately $75 million (the “Mesquite Private Placements”). The brokered private placement consisted of 34,215,000 subscription receipts issued pursuant to an underwriting agreement entered into with a syndicate of banks (the “Mesquite Underwriting Agreement”). The non-brokered private placement financing consisted of 68,416,603 subscription receipts issued to investors. The subscription receipts were created pursuant to a subscription receipt agreement dated October 12, 2018 (the “Mesquite Subscription Receipt Agreement”) among Equinox Gold, Scotia Capital Inc., BMO Nesbitt Burns Inc. and Computershare Trust Company of Canada. Each subscription receipt entitled the holder to receive automatically one Common Share upon closing of the Mesquite Mine Acquisition. In connection with the Mesquite Underwriting Agreement, Equinox Gold paid to the underwriters a cash fee of approximately 5% of gross proceeds of the bought deal private placement. In connection with the non-brokered private placement, Equinox Gold paid fees totalling approximately $566,000 to certain arm’s length finders.

Ross Beaty invested C$13 million in the Mesquite Private Placements to purchase an additional 13,684,211 subscription receipts, which each converted to one Common Share upon closing of the Mesquite Mine Acquisition. Immediately prior to the closing of the Mesquite Mine Acquisition, Mr. Beaty owned, directly or indirectly, or exercised control or direction over, 52,685,933 common shares, which represented approximately 11.78% of the total number of issued and outstanding common shares. Mr. Beaty also owned, directly or indirectly, or exercised control or direction over, 20,350 stock options and 3,000,000 warrants, each exercisable for one common share, and 4,000,000 restricted share units with performance-based vesting conditions to be settled in common shares if certain performance criteria are met. Following closing of the Mesquite Mine Acquisition, if all of Mr. Beaty’s stock options and warrants were exercised and all his performance-based vesting conditions met, Mr. Beaty would have owned, directly or indirectly, or exercised control or direction over, approximately 14.01% of the total number of issued and outstanding common shares.

In addition to the Mesquite Private Placements, in order to finance the Mesquite Mine Acquisition Equinox Gold secured: (i) a $100 million acquisition credit facility (the “Scotia Facility”) pursuant to a credit agreement dated October 30, 2018 between Solius Acquireco and a syndicate of lenders led by the Bank of Nova Scotia (the “Scotia Credit Agreement”); and (ii) a $20 million credit facility (the “Second Sprott Facility”) pursuant to a credit agreement dated October 30, 2018 between Equinox Gold and Sprott (the “Second Sprott Credit Agreement”). The Scotia Facility has a four-year term, incurs interest at an annual rate of 3.75% plus US 3-month LIBOR for the first six months, with such rate fluctuating thereafter based on a leverage ratio. The Scotia Facility will be repaid in equal quarterly installments commencing six months after the closing date. The Scotia Facility is secured by a first-ranking security of all Mesquite property and assets and by a first-ranking pledge of the shares of Solius AcquireCo. The Second Sprott Facility has a 4.25-year term, incurs interest at an annual rate of 6.50% plus the greater of US 3-month LIBOR or 1.50%, and will be repaid in quarterly installments commencing on December 31, 2020. In the event the Second Sprott Facility remains outstanding by October 30, 2020, an additional interest payment of $2.0 million will be due to Sprott, payable in either cash or units at the option of Sprott, with each unit consisting of one Common Share and one-half of one Common Share purchase warrant. The Second Sprott Facility is secured by a guarantee by Equinox Gold, a second-ranking security of all Mesquite property and assets, and a first-ranking pledge of the shares of Solius HoldCo Inc. In connection with the Second Sprott Facility, Equinox Gold issued to Sprott 1.75 million common shares, and was required to amend the First Sprott Facility to provide for the issuance to Sprott of 875,000 common share purchase warrants at an exercise price of C$1.14 for a term of 4.25 years.

In November 2018, David Laing stepped down as Chief Operating Officer (“COO”) of Equinox Gold and was replaced by James (Jim) Currie. Mr. Laing remains in an advisory capacity to Equinox Gold’s senior management team.

In December 2018, Equinox Gold announced that the new crusher at Aurizona had been energized and dry tested.

During 2018 Equinox Gold completed 1,808 m of drilling in 12 holes on the Tatajuba target at Aurizona. Tatajuba is the western extension of the main Piaba Trend that hosts the Piaba gold deposit. Previous exploration work had defined a target more than 4 kilometres in length. The 2018 drill program focused on a 600-m long portion of Tatajuba where historical drilling identified significant gold mineralization in the shallow saprolite zone. Each of the holes intersected the gold zone, extending gold mineralization to depths up to 150 m from surface, demonstrating continuity of mineralization into the deeper fresh rock and confirming that gold mineralization at Tatajuba is characteristically the same as that at the Piaba gold deposit.

Recent Developments

In January 2019, Equinox Gold announced its production and cost guidance for 2019, with the expectation of producing a consolidated total of 230,000 to 265,000 ounces of gold from Mesquite and Aurizona at AISC of $900 to $950 per ounce. Equinox Gold’s guidance was based on information available at January 8, 2019. On August 1, 2019, Equinox Gold updated guidance based on information available at July 31, 2019. Based on updated guidance, Equinox Gold expects to produce between 200,000 to 235,000 ounces of gold from Mesquite and Aurizona at AISC of $940 to $990 per ounce of gold sold. Key assumptions used to forecast total AISC include a gold price of $1,250 per ounce and an exchange rate of BRL 3.6 : USD 1.

In March 2019, Equinox Gold announced an increase to mineral resources at Aurizona and Mesquite and provided an updated mineral resource estimate for both projects, an updated reserve estimate for Mesquite and the Company’s consolidated reserves and resources as at December 31, 2018. The Mesquite Technical Report was filed to support the Mesquite updates.

In April 2019, Equinox Gold closed a strategic investment with Mubadala Investment Company (“Mubadala”), the Government of Abu Dhabi’s sovereign wealth fund, whereby Mubadala purchased $130 million of convertible notes (the “Notes”) from Equinox Gold. The Notes have a 5-year term, bear interest at a fixed rate of 5% per year, payable quarterly in arrears, and are convertible at the holder’s option into common shares at a fixed USD conversion price of $1.05. The Notes are secured against all assets of the Company. The Mubadala investment contemplates the potential issuance of up to 123.8 million common shares, should the Notes be converted in full. Of the total gross proceeds of $130 million, $120 million was immediately available at closing and used to re-pay in full the $85 million First Sprott Facility and the $20 million Second Sprott Facility, terminate the associated Aurizona production-linked payment obligation to Sprott and for certain other transaction fees and expenses. Remaining proceeds from the Notes were released to the Company in late June 2019 upon the achievement of certain conditions. The Company and the holder of the Notes have certain early redemption and other rights subject to the provisions of the Notes. Equinox Gold and Mubadala also entered into an agreement providing Mubadala, among certain other rights, standard non-dilution rights and the right to a nominee on the Company’s board of directors. Equinox Gold appointed Mubadala’s nominee, Mohamed Alsuwaidi, to the Company’s board of directors subsequent to the Company’s annual general meeting on May 1, 2019. On August 1, 2019, Tim Breen was appointed to the Company’s board of directors as Mubadala’s nominee following Mohamed Alsuwaidi’s promotion to a different branch of the Mubadala group.

In April 2019, Equinox Gold also converted the $100 million Scotia Facility into a new senior secured $130 million corporate revolving credit facility (the “Revolving Credit Facility”) with the same syndicate of lenders led by the Bank of Nova Scotia. The Revolving Credit Facility matures on October 30, 2022, at which date it must be repaid in full, and incurs interest at an annual rate of LIBOR plus 2.5% to 4%, subject to certain leverage ratios. Under the terms of the Revolving Credit Facility, $100 million was immediately available at closing. The additional $30 million was made available to the Company in late June 2019 upon the achievement of certain conditions. Equinox Gold also arranged a one-year, unsecured $20 million revolving credit facility with the Company’s Chairman, Ross Beaty, (the “Beaty Facility”) to provide short-term bridge financing that incurs interest at an annual rate of 8%.

In May 2019, following the Mubadala investment, Pacific Road Resources Funds (“Pacific Road”) exercised its pre-existing non-dilution right related to an investment agreement dated May 7, 2015 and Equinox Gold issued approximately $9.66 million in convertible notes to funds managed by Pacific Road. The notes mature on April 12, 2024, bear interest at a fixed rate of 5% per year payable quarterly in arrears and are convertible at the holder’s option into common shares of the Company at a fixed US$ conversion price of $1.05 per share. These are the same terms as the Company’s issuance of $130 million in convertible notes to Mubadala. The proceeds from the Pacific Road notes are intended to be used for general corporate and working capital purposes.

In May 2019, the Company sold its Elk Gold Property in British Columbia, Canada to Bayshore Minerals Incorporated for total consideration of C$10 million payable as C$1 million in cash and C$9 million in a first ranking secured promissory note payable in annual installments of C$3 million commencing two years from closing.

In June 2019, pursuant to the terms of a secured convertible debenture in favour of Sandstorm Gold, the Company settled a payment of $9.0 million in principal and $1.5 million in accrued interest by issuing 11,139,175 common shares of the Company to Sandstorm Gold at a price of C$1.23 per share.

In July 2019, the Company announced that commercial production had been achieved at Aurizona.

In August 2019, the Company announced that it produced 26,799 ounces of gold at Mesquite during the second quarter of 2019 at AISC of $917 per ounce of gold sold. Also in August, the Company announced its intention to consolidate its common shares on a five-to-one basis in order to pursue a dual listing on a U.S. stock exchange.

Significant Acquisitions

On October 30, 2018, Equinox Gold completed the Mesquite Mine Acquisition, bringing immediate production and cash flow to the Company. The Company was not required to file a business acquisition report (Form 51-102F4) in respect of the acquisition.

DESCRIPTION OF THE BUSINESS

Equinox Gold is a gold company with the objective of becoming a mid-tier gold producer. Equinox Gold’s principal assets are its 100% owned gold mines at Mesquite in California, USA and Aurizona in Maranhão State, Brazil, as well as its 100%-owned project at Castle Mountain in California, USA.

Principal Products

Equinox Gold’s principal product is gold. The principal buyers of gold doré produced from Mesquite and Aurizona, once refined, are international bullion banks and traders. However, there is a worldwide market for gold into which Equinox Gold could sell and, as a result, Equinox Gold would not be dependent on a particular purchaser with regard to the sale of gold, silver or other metals which it produces.

Community and Sustainability

Equinox Gold understands that local communities are unique stakeholders in our business activities. We seek to understand and react appropriately to their interests. We believe that mining projects can provide significant economic benefits and social development opportunities for local communities that can endure well beyond the life of the project. Equinox Gold offers training programs and is committed to hiring locally. The Company also supports development initiatives that meet the needs and priorities of local communities with the objective of leaving a legacy of improved infrastructure, skills development and more sustainable communities.

In March 2019, MASA received the Award for Excellence in the Mining and Metallurgy Industry in recognition of its Integrated and Sustainable Agroecological Production program, which is a partnership with the Maranhão State Agency of Agricultural Research that promotes agricultural production through the cultivation of organic food, providing stable income for participating families and contributing to both social and environmental improvements in communities near Aurizona.

Health & Safety

The health and safety of our workforce is our priority. By adopting a strong risk management approach, Equinox Gold engages with and trains our employees and contractors to recognize, understand and mitigate hazards of the workplace to prevent incidents and injuries. We adopt all relevant local, state and federal laws at a minimum as well as industry standards and practices that in some cases exceed these laws. The Company had no lost-time incidents at any of its projects during 2018 and as at the date of this AIF in 2019.

In early 2019, Equinox Gold hired a Vice President of Health, Safety, Environment & Sustainability (“HSES”) who oversees the Company’s HSES commitments and performance at all operations.

Environment

Environmental stewardship is a key aspect for any mining company including Equinox Gold. We aim to minimize the potential impacts on regional biodiversity in all of the areas in which we operate. Understanding the components of the ecosystem and the potential impacts of mining activities allows us to plan appropriately and adopt mitigation strategies to eliminate or reduce impacts to an acceptable level.

All aspects of Equinox Gold’s operations and exploration programs are subject to environmental regulations and generally require approval by appropriate regulatory authorities prior to commencement. Equinox Gold’s operations are presently focused in Maranhão, Brazil, and in California, USA. These sites are subject to national and local laws and regulations. Specific statutory and regulatory requirements and standards must be met throughout the mine cycle. These items may include air quality, water quality, fisheries and wildlife protection, chemical use, waste disposal, noise, geotechnical stability, geochemistry and land use. The estimated undiscounted disclosure cost for all of Equinox Gold’s properties is $31.8 million. Details and quantification of Equinox Gold’s reclamation and closure costs obligations are set out in Equinox Gold’s annual financial statements ended December 31, 2018.

Employees and Contractors

At the end of the most recently completed financial year, Equinox Gold had approximately 491 employees and 1,118 contractors. No management functions of Equinox Gold are performed to any substantial degree by a person other than the directors or executive officers of Equinox Gold. Equinox Gold is committed to hiring locally and the majority of employees and contractors at each of its operations come from local communities.

Specialized Skill and Knowledge

Many aspects of Equinox Gold’s business require specialized skill and knowledge. Such skills and knowledge include the areas of mine operations, mine construction, geology, drilling, implementation of exploration programs, logistical planning and accounting. Equinox Gold retains executive officers and consultants with experience in mining, metallurgy, geology, exploration and development in Canada, Brazil and the USA, as well as executive officers and consultants with relevant accounting experience.

Competitive Conditions

Companies operating in the mining industry must manage risks that may be beyond the direct control of company personnel. Among these risks are those associated with operations, exploration, environmental damage, commodity prices, foreign exchange rates and interest rates.

The mineral exploration and mining industry is very competitive and Equinox Gold will be required to compete for the acquisition of mineral permits, claims, leases and other mineral interests for operations, exploration and development projects. As a result of this competition, the majority of which is with companies with greater financial resources than Equinox Gold, Equinox Gold may not be able to acquire or retain attractive properties in the future on terms it considers acceptable. The ability of Equinox to acquire and retain mineral properties in the future will depend on its ability to operate and develop its existing properties and also on its ability to obtain additional financing to fund further exploration activities. Equinox Gold also competes with other mining companies for investment capital with which to fund such projects, and for the recruitment and retention of qualified employees.

Working Capital and Liquidity Position

As at December 31, 2018, Equinox Gold had cash and cash equivalents and short-term investment balances of $62.6 million and working capital of $30 million, and the Company’s total debt outstanding at the end of 2018 was $214.6 million.

In April 2019, the Company completed a refinancing of its debt facilities and secured additional capital that, when combined with existing resources, the Company believes is sufficient to achieve the Company’s business objectives for the next twelve months. However, the Company has incurred operating losses to date and has limited history of revenue from operations. The Company’s ability to continue as a going concern in the longer term is dependent on successful execution of its business plan and ultimately generating net income and positive cash flow from mining operations.

Components

The raw materials and support services that Equinox Gold requires to carry on its business are available through normal supply or business contracting channels in Brazil, the USA and Canada. Over the past several years, increased mineral exploration activity on a global scale has made some services difficult to procure, particularly skilled and experienced contract drilling personnel. It is possible that delays or increased costs may be experienced in order to proceed with drilling activities during the current period. Such delays could significantly affect Equinox Gold if, for example, commodity prices fall significantly, thereby reducing the opportunity Equinox Gold may have had to develop a particular project had such tests been completed in a timely manner before the fall of such prices. In addition, assay labs are often significantly backlogged, thus significantly increasing the time that Equinox Gold waits for assay results. Such delays can slow down work programs, thus increasing field expenses or other costs.

Cycles

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles.

Economic Dependence and Contracts

Equinox Gold’s business is not dependent on any contract to sell the major part of its products or services or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends. It is not expected that Equinox Gold’s business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Foreign Operations

Equinox Gold faces certain risks as a Canadian company operating in Brazil and the USA. Any changes in regulations or shifts in political attitudes are beyond the control of Equinox Gold and may adversely affect its business. Equinox Gold may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, tariffs, land use, water use, land claims of local people, mine safety regulations, corruption, political unrest, timely reimbursement by the government of refundable value added taxes and refundable income taxes, uncertainty with respect to the rule of law and the integrity of court systems, and security issues. The effect of these factors cannot be accurately predicted.

MINERAL PROJECTS

Mineral Reserves and Resources

The following Mineral Reserves and Resources were updated in March 2019, reflecting information available at December 31, 2018. Mineral Reserves and Resources have been estimated in accordance with the provisions adopted by the Canadian Institute of Mining Metallurgy & Petroleum (“CIM”) and incorporated into NI 43-101. James (Jim) Currie, P.Eng., Equinox Gold’s Chief Operating Officer, and Scott Heffernan, MSc, P.Geo. Equinox Gold’s EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed, approved and verified these reserves and resources.

Equinox Gold’s Proven and Probable Reserves at December 31, 2018 were 5.5 million ounces of gold, a 470% increase compared to 971,000 ounces of gold at the end of 2017 as a result of the Mesquite Mine Acquisition and completion of a pre-feasibility study for Castle Mountain. Measured and Indicated Resources at year-end 2018 were 3.4 million ounces of gold, a 2% decrease compared to 4.4 million ounces of gold at the end of 2017 as a result of the majority of Castle Mountain Measured and Indicated Resources upgrading to Proven and Probable Reserves upon completion of the pre-feasibility study.

Equinox Gold Consolidated Mineral Reserve Estimate at December 31, 2018

	Proven			Probable			Proven & Probable
Project	Tonnes (kt)	Grade (g/t)	Gold (koz)	Tonnes (kt)	Grade (g/t)	Gold (koz)	Tonnes (kt)	Grade (g/t)	Gold (koz)
Mesquite	1,167	0.62	23	53,468	0.57	981	54,635	0.57	1,004
Aurizona	8,438	1.44	392	11,398	1.58	579	19,836	1.52	971
Castle Mountain	136,611	0.58	2,559	60,978	0.51	1,004	197,589	0.56	3,563
Total	146,216	0.63	2,974	125,844	0.63	2,564	272,060	0.63	5,538

Numbers have been rounded to reflect the accuracy of the estimate and may not sum due to rounding. See Technical Disclosure Statements below and Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources.

Equinox Gold Consolidated Mineral Resource Estimate (exclusive of reserves)
at December 31, 2018

	Measured		Indicated		Measured & Indicated			Inferred
Project	Tonnes (kt)	Grade (g/t)	Tonnes (kt)	Grade (g/t)	Tonnes (kt)	Grade (g/t)	Gold (koz)	Tonnes (kt)	Grade (g/t)	Gold (koz)
Mesquite	5,400	0.42	122,500	0.46	127,900	0.46	1,898	15,000	0.38	184
Aurizona	519	1.29	12,272	1.70	12,791	1.68	692	16,960	1.98	1,080
Castle Mountain	24,100	0.56	20,400	0.52	44,500	0.54	770	171,395	0.40	2,210
Total	30,019	0.55	155,172	0.57	185,191	0.56	3,360	203,355	0.53	3,474

Numbers have been rounded to reflect the accuracy of the estimate and may not sum due to rounding. Mineral resources are reported exclusive of reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that all or any part of a Mineral Resource will be converted into Mineral Reserves. See Technical Disclosure Statements below and Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources.

* Previously the Company reported on its Elk Gold project which project was sold May 2019 - see Recent Events.

Technical Disclosure Statements

Aurizona: The 2018 Piaba open-pit, Piaba underground and Boa Esperança open-pit resource estimates, with an effective date of October 22, 2018, were prepared by Trevor Rabb, P.Geo (EGBC #39599), B.Sc., who is a “qualified person” within the meaning of NI 43-101. Mr. Rabb is an employee of Equity Exploration Consultants Ltd. and is considered to be “independent” for the purposes of Section 1.5 of NI 43-101. The Aurizona reserve estimate was disclosed in the Aurizona Technical Report. The Mineral Reserve estimate has an effective date of May 29, 2017 and is based on the Mineral Resource estimate dated January 5, 2017 and prepared by SRK Consulting (Canada) Inc. The Mineral reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng of AGP, who is a Qualified Person as defined under NI 43-101. Mineral Reserves are stated within the final design pit based on a $1,056 per ounce gold price pit shell with a $1,200 per ounce gold price for revenue. The Aurizona open-pit resource cut-off grades are0.60 g/t gold for the Piaba pit area and 0.41 g/t gold for the Boa Esperança area. The open-pit mining cost averaged $2.32/tonne mined, processing averages $11.30/tonne milled, G&A was $2.88/tonne milled, and process recovery average of 90.3%. The exchange rate assumption applied was R$3.30 equal to $1.00. Open-pit Resources are constrained using a LG pit shell and $1,400 per ounce gold price. The Aurizona underground resource cut-off grade is 1.0 g/t gold. The underground mining cost of $20/tonne milled, processing costs of $8.43 per tonne milled, backfill operating costs of $3.27 per tonne milled, G&A costs of $2.83 per tonne milled and underground development costs of $3.68 per tonne milled. Underground Resources are constrained using a 1.0 g/t gold constraining grade shell.

Mesquite: The Mesquite Mineral Reserve and Resource estimates were disclosed in the Mesquite Technical Report. The Mesquite resource estimate was prepared by Robert Sim P.Geo, SIM Geological Inc. and Bruce Davis, FAusIMM, BD Resource Consulting, Inc. The Mesquite Mineral Reserve estimate was based on the Mesquite Mineral Resource estimate prepared by SIM Geological Inc. The Mineral Reserve calculation was completed under the supervision of Gordon Zurowski, P.Eng of AGP, who is a Qualified Person as defined under NI 43-101. The estimated Mineral Resources represent the material located between the surveyed topographic surface at December 31, 2018 and the ultimate resource limiting pit shell generated at year-end 2018, excluding any surface stockpiles, and are reported exclusive of Mineral Reserves. Cut-off grade for oxide material is 0.134 g/t gold and 0.288 g/t gold for transition and non-oxide material. The reserves for Mesquite are based on the conversion of the Measured and Indicated Resources within the current mine plan. Measured Resources are converted to Proven Reserves and Indicated Resources are converted directly to Probable Reserves. Mineral Reserves are stated within the final design pit based on a $1,250/ounce gold price. The cut-off grade for oxide material is 0.15 g/t gold and 0.31 g/t gold for transition and non-oxide material. The mining cost averaged $1.45/t mined, processing costs are $1.81/t ore and G&A was $0.75/t ore placed. The ore recoveries were 75% for oxide, and 35% for transition and non-oxide material.

Castle Mountain: The Castle Mountain Mineral Reserve and Mineral Resource Estimates were disclosed in the Castle Mountain Technical Report. The Mineral Reserve estimate with an effective date of June 29, 2018 is based on the Mineral Resource estimate with an effective date of March 29, 2018 that was prepared by Don Tschabrun, SME RM of Mine Technical Services. The Mineral Reserve was estimated by Global Resource Engineering, LLC with supervision by Terre Lane, MMSA, SME RM. Mineral Reserves are estimated within the final designed pit which is based on the $850/ounce pit shell with a gold price of $1,250/ounce. The minimum cut-off grade was 0.14 g/t gold and 0.17 g/t gold for Phases 1 and 2, respectively. Average life of mine costs are $1.39/tonne mining, $2.11/tonne processing, and $0.80/tonne processed G&A. The average process recovery was 72.4% for ROM and 94% for Mill/CIL. The Mineral Resource is based on a gold cut-off grade of 0.17 g/t. The Mineral Resource is contained within an LG shell limit using a $1,400 gold price as well as cost and recovery parameters presented in the technical report.

Principal Operations

Mesquite Mine

Mesquite is a run-of-mine (“ROM”) heap leach gold mine located in California, USA. Mesquite has produced more than 4.5 million ounces of gold since commencing operations in 1985 and produced on average 135,000 ounces of gold annually over the previous ten years. Equinox Gold acquired the project from New Gold on October 30, 2018. Operations continued during the ownership transition, with 25,601 ounces of production attributable to Equinox Gold from closing to December 31, 2018. During 2019 Equinox Gold expects to produce between 125,000-145,000 ounces of gold from Mesquite at AISC between $930-$980 per ounce of gold sold.

At December 31, 2018, Mesquite’s Proven and Probable Gold Reserves were estimated at 1.0 million ounces grading 0.57 g/t gold, with an additional 1.9 million ounces of Measured and Indicated Resources grading 0.46 g/t gold and 0.18 million ounces of Inferred Resources grading 0.38 g/t gold. A complete breakdown of Mesquite Mineral Reserves and Mineral Resources is provided in “Mineral Projects - Mineral Reserves and Resources” and supported by the Mesquite Technical Report. Mesquite gold mineralization is hosted in oxide, transition and non-oxide material. Recoveries are estimated at 75% for oxide material and 35% for transition and non-oxide material.

The information contained in this section has been derived from the Mesquite Technical Report, is subject to certain assumptions, qualifications and procedures described in the Mesquite Technical Report and is qualified in its entirety by the full text of the Mesquite Technical Report.

History

Gold was first discovered at Mesquite by track crews building the Southern Pacific railroad around 1876. First gold production at Mesquite dates to the late 1800s and early 1900s when placer gold was recovered on a small scale. During the 1920s and 1930s, small-scale subsistence placer mining was conducted in the district. Larger placer and lode mining were reported in the area from 1937 through to the mid-1970s and a number of companies explored the area.

Gold Fields Mining Corporation acquired the property in 1980, conducted exploration and development over the ensuing years and began commercial gold production at Mesquite in March 1986 as a heap leach gold operation. In 1993, Santa Fe Pacific Gold Corporation (“Santa Fe”) acquired Mesquite. In 1997, Santa Fe was acquired by Newmont Mining Corporation (“Newmont”). Newmont mined the deposit through May 2001, when there was a slope failure in one of the pits and the existing reserves at a $300 gold price were deemed uneconomic. A total of 154 million tons of material grading 0.026 ounces per ton (“opt”) gold had been placed on the leach pads when mining operations stopped in 2001, and gold recovery from the leach pads continued through to 2007.

Western Goldfields Inc. (“WGI”) acquired Mesquite from Newmont in November 2003, completed a feasibility study in 2006 and restarted operations in late 2007. Commercial production was achieved in January 2008. In June 2009, following a business combination with WGI, New Gold became the operator. Newmont’s 2% NSR royalty on the project was transferred to Franco-Nevada in 2007.

Equinox Gold acquired Mesquite from New Gold in October 2018.

Project Description, Location and Access

Mesquite is located in Imperial County in southern California, USA, 39 km (24 miles) north of the border with Mexico, 26 km (16 miles) west of the border with Arizona and approximately 325 km (200 miles) south of the Company’s Castle Mountain project. Access to the property is from a state highway and then a private paved road. Local resources are available in the towns of Brawley, California and Yuma, Arizona, at distances from the mine of 56 km (35 miles) and 84 km (52 miles), respectively. Mesquite’s climate is arid, with high temperatures in the summer and an average annual temperature of approximately 23 degrees Celsius (73 degrees Fahrenheit).

The mine is operated by the Company’s indirect wholly-owned subsidiary, Western Mesquite Mines Inc. (“WMMI”).

The mineral rights at Mesquite consist of 265 unpatented and 53 patented mining lode claims, 97 unpatented and 122 patented mill site claims, 658 acres of California State leased land, and a lease of a portion of the 4,275 acres of adjacent private land owned by the Los Angeles County Sanitation District (“LACSD”). The claims located on federally owned lands are administered by the Bureau of Land Management (“BLM”).

Patented mining lode claims and patented mill site claims on U.S. Federal Land represent a secure title to the land. Unpatented mining and mill site claims do not have a termination date as long as annual assessment work is maintained and the land is held for mining purposes. The Federal fee land is leased by WMMI and can also be maintained indefinitely as long as the annual maintenance fees are paid.

Surface Rights

The surface ownership of patented mining claims, which are identified as Imperial County Assessor’s parcels, have all the general rights of surface ownership as fee land. Mesquite also owns patented claims and mill sites south of the mine property for water supply wells. Mesquite has surface operation rights within the leased parcel of the State of California Property. The lode claims and mill sites maintained by WMMI provide the general right for surface management and operations, subject to environmental permitting and other compliance activities.

LACSD is constructing a landfill facility adjacent to, and overlying portions of, the existing Mesquite operations. The landfill project will be located on private land owned by LACSD. Under the agreement, WMMI has retained the right to explore, mine, extract, process, market and sell ore, and otherwise conduct mining and processing activities, anywhere within the Mesquite property for an initial period through 2024 with automatic extensions until 2078. LACSD has the right to utilize portions of the overburden stockpiles and spent ore from the leach pads for use as daily cover for the landfill, as well as for construction materials for general purposes as well as liner design. This resource will be jointly used by both LACSD and WMMI, but WMMI will have priority.

Royalties

Most of the Mineral Reserves planned for future mining at Mesquite will be subject to a 0.5% to 2% production royalty due to Franco-Nevada Corporation (“Franco-Nevada”) and a 2% production royalty due to Glamis Associates (“Glamis”) depending on the claim group. Claims jointly owned by Franco-Nevada and Glamis will pay a 1% royalty to Franco-Nevada and a 2% royalty to Glamis. The average royalty per year is 2.6% between Franco-Nevada and Glamis.

WMMI also pays a 6% to 9% net smelter returns (“NSR”) royalty (depending on the relevant gold price) to the California State Lands Commission (“CSLC”) on production from certain California state leased lands under a Mineral Extraction Lease between WMMI and the CSLC. The royalty percentages are calculated as follows:

•	below $1,300 per troy ounce of gold, the royalty is 6%
•	from $1,300 to $1,800 per troy ounce of gold, the royalty is 7%
•	from $1,800 to $3,600 per troy ounce of gold, the royalty is 8%
•	above $3,600 per troy ounce of gold, the royalty increases to a maximum of 9%

Geological Setting and Mineralization

The Mesquite district lies on the southwest flank of the Chocolate Mountains in metamorphic rocks of the upper plate of the Vincent-Chocolate Mountain Thrust. These upper plate rocks represent a fragment of Precambrian and Mesozoic age continental crust of extremely complex history.

Mesquite comprises two sub-parallel, Oligocene-age (23 million to 34 million years ago) mineral deposits: Big Chief-Vista and Rainbow. Gold mineralization is hosted by Mesozoic gneisses that are intruded by biotite/muscovite rich granites. Gold mineralization is bound by post-mineral faulting related to the Neogene age San Andreas fault system. The district is covered by a thin veneer (up to 295 feet) of Tertiary and Quaternary sediments.

Gold mineralization at Mesquite was deposited in an epithermal setting, within 500 feet to 1,000 feet of the surface. The majority of the economically attractive mineralization is found in the biotite gneiss and hornblende-biotite gneiss, while the mafic gneiss and intrusive rocks are generally less mineralized. Gold mineralization is found both disseminated and vein hosted within these units. The majority of the veining is controlled by faults and fault junctions, which have moderate to steep dips. The gold mineralization dominantly occurs in two types: pods of mineralization limited in lateral and vertical extent at fault intersections, and trends of mineralization along faults.

Exploration

Gold was first discovered at Mesquite in 1876. Exploration has been undertaken by prospectors since 1957 and by a number of mining companies since 1980. Exploration sampling, trenching, and drilling identified a number of gold bearing zones. In 1980, Gold Fields initiated a thorough exploration program that included surface sampling and geophysics and in 1981 commenced a reverse circulation (“RC”) drilling program. By 1993, Gold Fields had completed more than 5,000 holes totalling 2.4 million ft.

Modern exploration efforts have been limited to in-pit drilling for resource and reserve definition and most of the historical geology and exploration data is not in digital form. Upon assuming ownership of Mesquite, Equinox Gold started a compilation effort with the objective of creating new exploration and geology models. Surface mapping and geophysical surveys are being designed and, when combined with updated models, will provide improved context for existing exploration targets and will steer future near-mine and regional exploration efforts.

Drilling

Drilling on the Project has totalled approximately 3.1 million ft. in 6,955 holes of which WMMI drilled approximately 322,525 ft. in 727 holes. Of the total holes drilled to date, 118 holes in the database were exploratory in nature, and tested for satellite deposits. The holes were mostly drilled vertically. In general, the disseminated mineralization is flat-lying or with a moderate 16° southwest dip and therefore the vertical drilling provides an appropriate measure of the true mineralization thickness.

The mine undertakes drilling on annual basis for mineral resource and reserve definition, and also undertakes extensive drilling for grade control purposes. The blast hole database has all records dating from 1985 and includes 1,236,106 blast holes.

Since acquiring the project, Equinox Gold has drilled an additional 128,040 feet in 835 RC drill holes. Drilling in 2019 has targeted historical waste dumps, historical leach pads and near-mine exploration targets.

Sampling, Analysis and Data Verification

Sample preparation protocols applied to the drill samples have produced sub-samples of good quality and appropriate for assay analysis. The assay process has been monitored by quality assurance and control programs during all drilling and sampling campaigns. The assay results produced have been shown to be of good quality and appropriate for use in resource estimation.

Sample security protocols have been applied to all drilling and sampling by the various exploration and operating entities from the beginning of the operation. During that time there have been no security breaches or security incidents. All samples have been securely handled, transported, and processed.

Original assay results from the individual drill programs are located in hard copy files containing drill hole logs and assay sheets. In 2014, an independent engineering firm compared the assays from the original assay certificates with the entries in two diamond drill logs and found no errors.

The data are adequate to use as the basis for resource estimation and reserve definition.

Mineral Reserve and Mineral Resource Estimates

At December 31, 2018, Mesquite’s Proven and Probable Gold Reserves were estimated at 1.0 million ounces grading 0.57 g/t gold, with an additional 1.9 million ounces of Measured and Indicated Resources grading 0.46 g/t gold and 0.18 million ounces of Inferred Resources grading 0.38 g/t gold. A complete breakdown of Mesquite Mineral Reserves and Mineral Resources is provided in “Mineral Projects - Mineral Reserves and Resources” and supported by the Mesquite Technical Report. The parameters, assumptions and methodologies applied in generating the Mineral Reserve and Mineral Resource estimates are considered reasonable and appropriate. Furthermore, the mining, metallurgical, infrastructure, permitting and other relevant factors relating to the Mesquite Mineral Reserves and Mineral Resources fully support these estimates.

Measured Mineral Resources are blocks in the model that have gold grades estimated from two or more drill holes within an average distance of 50 ft. and exhibiting a high degree of consistency. This is equivalent to drilling on a 75 x 75 ft. pattern. Indicated Mineral Resources have blocks in the model that have gold grades estimated from two or more drill holes within an average distance of 140 ft. and exhibiting a relatively high degree of consistency and continuity in the nature of the mineralization. This is equivalent to drilling on a 200 x 200 ft. pattern. Inferred mineral resources have blocks in the model located within a maximum distance of 300 ft. from a drill hole.

Resources have been segregated based on oxide type. The base case cut-off grade for oxide material is 0.0039 opt Au and 0.0084 opt Au for transition and sulphide resources.

Metallurgy and Process Plant

Previous operators of Mesquite have completed several metallurgical test work programs focused on heap leaching. These programs have been completed on-site and by industry recognized commercial laboratories. As part of the heap leach control and operating philosophy at Mesquite, column tests are conducted on material corresponding to different production periods. Recently these have been based on mined ore blocks. These column tests are conducted on composite samples of the heap leach feed and run on an as-received basis with no size reduction or additional lime added. At the completion of the column test leach cycle, the column charges are emptied, air dried and sampled for tail screen assays. The tail screen assay results are used to calculate the head grade which is the basis for the recovery calculation.

Mean gold recoveries for the heap leach feed column tests are 68.7% gold with a median gold recovery of 72.1%. The gold recovery ranged between 40.2% and 90.4%, with an upper quartile of 80.75%. The relevant production data to be considered is from July 2007, when the mine reopened, and year-end 2018. During this period approximately 187 million tons of ore containing 2,338,000 ounces of gold have been placed on the heap leach pads with an average grade of 0.0125 opt Au. By December 2018, a total of 1,502,550 ounces of gold had been produced, having an overall average recovery of 64.3%.

The gold recovery curve peaked in 2011 at 67.4% and has since declined to the 64% range owing to increased tonnage to the heap, lower head grades, and higher mass fraction of the non-ox material being placed on the heap. It is reasonable that the previously reported gold recovery projections of 75% for oxide and 35% for non-oxide are correct.

Mining Operations

Mesquite is an operating open-pit mine. Mining is performed using a conventional truck/shovel open-pit mining method. Due to the nature of the ore bodies, ore is mined from multiple open pits. ROM ore is hauled directly to the leach pad for processing. Rock not containing economically recoverable metal is deposited in areas as close as possible to the mining area and may be placed in mined-out pits. Pit designs are optimized using geological information, metallurgical results, pit stability analyses and operating and processing cost estimates.

Processing and Recovery Methods

Mineral processing is by heap leach using a sodium cyanide solution and a carbon-in-column circuit. Lime is added to the ore to ensure a basic pH which ensures that the gold remains soluble and does not precipitate. ROM ore, with lime added, is trucked to the heap leach pad and stacked to a height of 20 ft. The ultimate pad height has been increased from 200 to 300 ft. The leach solution is distributed over the leach pads using the drip irrigation method, which saves water. Gold is recovered from the leach solution using carbon-in-column technology. and the gold load carbon is subsequently processed and gold is recovered using electrowinning with the gold sludge being sent to a furnace where impurities are removed and doré bars are produced. Nominal solution flows to and from the heap are approximately 13,400 gpm of barren solution to the heap and approximately 12,000 of pregnant solution to the adsorption, desorption and refining circuit. The difference between the two flows accounts for fresh ore wetting and evaporation.

The processing facilities include the following operations:

•	Heap leaching
•	Carbon adsorption using carbon-in-column processing
•	Desorption, gold electrowinning and smelting
•	Reagents and utilities
•	Water services

Process recoveries on the heap are determined by the level of oxidation in the ore. The mine’s Mineral Reserves and life-of-mine production plan are currently based on 75% average recovery of the oxide ores and 35% average recovery of the non-oxide ores. There is a variably oxidized transition zone located between the oxide and non-oxide zones, which is treated as non-oxide ore in the production plan.

A leach pad expansion project, adding approximately nine million square feet (approximately 840,000 square metres) of liner, was completed in the second quarter of 2016. Following the expansion, leach pad capacity is sufficient to hold current life-of-mine reserves.

Infrastructure, Permitting and Compliance Activities

The major assets and facilities of WMMI are an open-pit gold heap leach mining operation with a carbon-in-column processing circuit. A smelting furnace, assay and metallurgical laboratories, administration building, truck shop facility, and other required infrastructure are also located on the mine site.

Electricity for the mine is provided through a 92-kV power line and supplied to the site by Imperial Irrigation District Power Company. Power is stepped down from 92 kV to 13.2 kV on-site. All power distribution from this point onwards is distributed on equipment and infrastructure owned by WMMI.

Water for the project is supplied from the existing Vista well field located approximately two miles south of California State Highway 78. The two current active wells are deemed capable of supplying the water requirements for both WMMI and the LACSD. With the new 18-inch diameter line in place, the two existing pumping systems are capable of supplying approximately 3,000 gpm of fresh water to the operation which is sufficient to supply the mine and the landfill.

The current air quality permit allows the Company to mine 65 million tons (50 million tonnes) per year and place a maximum of 25 million tons (22.7 million tonnes) on the heap leach pad.

Mesquite is a mature mine from an environmental, permit, and social perspective. Modern day open pit mining and heap leach operations date back to the 1980s. Throughout Mesquite ownership history the mine has had a very successful environmental track record and operating history. Equinox Gold and WWMI are in compliance with issued permits and there have been no notices of violations issued by agencies in the past year.

The mine currently operates under the Consolidated Reclamation Plan which was approved in December 2016. Equinox Gold and its predecessors have developed plans and obtained federal, state, and local approvals for waste and tailings disposal, site monitoring, and water management; both during operations and post mine closure. The closure and reclamation plan for Mesquite has been developed by WMMI with the assistance of independent consultants with the specific objective of leaving the land in a useful, safe, and stable configuration, capable of supporting native plant life, providing wildlife habitat, maintaining watershed functions, and supporting limited livestock grazing.

WWMI is required to post security for reclamation and for closure with Imperial County, California as lead agency under the California Surface Mining and Reclamation Act, and for pit backfill with the California State Lands Commission under a public/private land lease agreement. The current estimate for reclamation of all currently developed and foreseeable mining activities is $23.5 million, as reported in the Asset Retirement Obligation (ARO) financial accounting. At the same time, Equinox Gold currently maintains seven separate Bonds totaling $26.3 million to guarantee that proposed and approved reclamation activities will be performed. The undiscounted closure cost liability for Mesquite as of December 31, 2018 is $23.1 million. Equinox Gold expects to incur this obligation between 2019 and 2032.

Capital and Operating Costs

Mesquite is projected to operate through 2022 based on current Mineral Reserves and the currently expected mining rate, followed by several years of residual leaching. During 2018, Mesquite produced 140,135 ounces of gold at AISC of $895 per ounce of gold sold. During the first half of 2019, Mesquite produced 52,109 ounces of gold at AISC of $907 per ounce of gold sold. For the entirety of 2019, Mesquite is expected to produce between 125,000-145,000 ounces of gold at AISC of $930-$980 per ounce of gold sold. During the second half of 2019, the Company expects to spend approximately $2.0 million in sustaining capital and reclamation expenditures primarily related to capitalized waste stripping within the open pits, as well as an additional $2.0 million in non-sustaining capital primarily related to exploration.

Based on the Mesquite Technical Report, the total remaining life of mine (LOM) operating cost for Mesquite is $9.97 per ton processed. Operating costs are broken into three primary areas: mining, processing, and G&A. The mining cost estimate is based on the reserves pit design and takes into consideration haulage distances, depth of mining, height of leach pad, and expected consumable and maintenance costs. The remaining LOM forecast Mine operating costs are forecast to be $1.58/ ton moved. The process operating cost reflects the historical operating costs with adjustments made for consumables, primarily cyanide, lime, power, and other reagents. The remaining LOM processing cost is estimated to be $1.87 /ton ore processed. G&A operating costs are based on historic operating costs with a forecast for increased labour, benefits, and other G&A related operating costs. These costs include site overhead, but not corporate overhead. The remaining LOM G&A cost is estimated to be $0.87 /ton ore processed. Capital costs for Mesquite are minimal expenditures to maintain operations in order to meet current reserves production. Capital costs totaling $5.93 million over the remaining LOM are forecast.

Refining costs are $1.60 per ounce of gold.

Aurizona Mine

Aurizona is a past-producing open pit mine and processing plant located in Maranhão State, Brazil. Aurizona produced gold from 2010 to 2015 but was placed on care and maintenance in the third quarter of 2015. Equinox Gold’s current executive team assumed management of Aurizona in August 2016 and has been focused on redevelopment of the mine with the objective of restarting operations.

On July 31, 2017, Equinox Gold released the results of a feasibility study for Aurizona outlining the re-engineered design for a mine that will produce on average 136,000 ounces of gold per year over an initial 6.5-year mine life. While much of the existing infrastructure could be refurbished and upgraded, the new design included an entirely new 8,000 tonnes per day (“tpd”) crushing and grinding circuit.

In early January 2018, Equinox Gold’s Board of Directors approved full-scale construction of Aurizona with a budget of $146 million, which included all working capital and a 12% contingency. In July 2019 the Company announced that commercial production had been achieved at the Aurizona Mine. During 2019 Equinox Gold expects to produce between 75,000 - 90,000 ounces of gold from Aurizona at AISC between $950 - $1,025 per ounce.

Gold Mineral Reserves at Aurizona are contained with the Piaba and Boa Esperança gold deposits. At December 31, 2018, Aurizona’s Proven and Probable Reserves were estimated at 0.97 million ounces grading 1.52 g/t gold, with an additional 0.69 million ounces of Measured and Indicated Resources grading 1.68 g/t gold and 1.08 million ounces of Inferred Resources grading 1.98 g/t gold. A complete breakdown of Aurizona’s Mineral Reserves and Resources is provided in “Mineral Projects - Mineral Reserves and Resources” and supported by the Aurizona Technical Report and the Equinox Gold press release dated March 19, 2019.

There are a number of near-mine exploration targets along strike to the west and east of the Piaba deposit that were explored in 2017 and 2018 and will continue to be explored, with the objective of extending the mine life. In addition, while the current mine plan contemplates mining to a depth of 220 m, exploration has identified mineralization at depths up to 600 m below surface and the Company is reviewing the potential to develop these underground resources.

Aurizona comprises a mining license totaling 9,981 hectares that hosts the Piaba and Boa Esperança gold deposits, 15,160 hectares of brownfields exploration licenses surrounding the Aurizona mine, and 125,034 hectares of earlier-stage greenfields exploration licenses (“Greenfields”), for a total land package of approximately 140,194 hectares. The mining licenses and brownfields licenses are subject to a graduated NSR royalty to Sandstorm Gold Ltd. (“Sandstorm”) that ranges from 3% to 5%, depending on the price of gold, and are subject to a government royalty that is 1.5% of gross gold sales. The Greenfields are subject to the 1.5% government royalty and to a 2% NSR royalty to Sandstorm.

For a complete description of Aurizona see the Aurizona Technical Report. The Aurizona Technical Report has been filed with Canadian securities regulatory authorities on SEDAR. The information contained in this section has been derived from the Aurizona Technical Report, is subject to certain assumptions, qualifications and procedures described in the Aurizona Technical Report and is qualified in its entirety by the full text of the Aurizona Technical Report. Reference should be made to the full text of the Aurizona Technical Report.

History

The Aurizona region has a long history of artisanal gold production dating back to the Jesuits in the 17th Century. In 1912, there was considerable activity around the village of Aurizona and again in 1931 when the government declared a “free mining area except for the tax on gold production payable to the State”. Garimpeiros (local artisanal miners) have been active in the region, on a discontinuous basis, since that time. Very large gold nuggets up to 30+ kg have been reported from the alluvial flats. In 1978, Brascan, through subsidiary companies, started exploration programs in the alluvium that lasted through 1985. In 1988, a subsidiary of Brascan, Mineracão Aurizona S.A. (“MASA”), received a license to mine within Brazil’s National Department of Mineral Production (“DNPM”) area 800.256/1978. In 1991, a joint venture agreement was signed between Cesbra S/A, a Brascan Brazil subsidiary, and Unamgen, an exploration subsidiary of Gencor, the South African mining company. Unamgen assumed the position of operator of the joint venture company, MASA. In 1996, Gencor agreed to sell its gold assets in Brazil to Eldorado Gold (“Eldorado”) and in the process introduced Eldorado to Cesbra resulting in a new project joint venture with Unamgen. In 1997, an exploration program commenced that included diamond and reverse circulation drilling of the extensions of the Piaba deposit (as described herein) along strike to the east and west. In total, in the period from 1991 to 1997, approximately 22,000 m were drilled (core and reverse circulation) at Aurizona by Unamgen.

Apart from the minor work necessary to maintain title, no further systematic exploration or development activity was carried out until Luna Gold acquired 100% of MASA from both venture partners in January 2007. In the meantime, the regional infrastructure had improved considerably in terms of road access, telecommunications and grid power availability.

Luna Gold conducted extensive exploration of the property upon assuming ownership and advanced the project through feasibility and construction and into production. Aurizona produced a total of 329,042 ounces of gold between 2010 to 2015 until the project was placed on care and maintenance.

In January 2016, Luna Gold commissioned Lycopodium to complete a pre-feasibility study for Aurizona with the objective of re-engineering the project and recommencing production. The pre-feasibility study was based on a “fit for purpose” design basis and was conducted with the objective of updating the resource and reserve estimates and designing to pre-feasibility level the appropriate facilities required for mining, processing, tailings management, ancillary facilities, on-site and off-site infrastructure.

Current Equinox Gold management assumed management of Aurizona in August 2016, filed the results of the pre-feasibility study in September 2016, and in November 2016 commissioned Lycopodium to complete a feasibility study for Aurizona, the results of which were published in the Aurizona Technical Report in July 2017.

In early January 2018 Equinox Gold’s Board of Directors approved full-scale construction of Aurizona. In July 2019 the Company announced that commercial production had been achieved at the Aurizona Mine.

Project Description, Location and Access and Other Information

Aurizona is located in the state of Maranhão, northeastern Brazil between the cities of São Luis and Belém. The area is centred on the northern coast of Brazil, 320 km northwest of the capital city of São Luis. The property is located on the Atlantic coast within 3 km of an ocean inlet. The elevation of the Aurizona mine area varies from 0 to 90 masl. The climate is tropical, often humid, with annual rainfalls of up to 3,000 mm. Year-round road access is available from the state capital cities of Belém, Pará (400 km), and São Luis, Maranhão (320 km), the latter requiring a ferry transfer from São Luis island to the mainland or longer bypass road on land. The main federal highway connecting both capitals has been resurfaced in both states and is in good condition. A state highway connects the federal highway with the town of Godofredo Viana, from which the property is accessed by 16 km of a regularly maintained 8 m wide laterite road. The mine is also accessible by air with landing strips in Godofredo Viana and Carutapera, both of which are approximately one hour by light aircraft from both São Luis and Belém.

Aurizona consists of a developed mine camp, open pit operation, process plant and associated infrastructure. The Property includes one mining license (“Mining License”) totaling 9,981 hectares and 16 exploration licenses totaling approximately 130,212 hectares for a total land package of approximately 140,194 hectares. Three of the exploration licenses - Tatajuba, Touro and Genipapo - are in the process of being converted from exploration licenses to mining concessions. Equinox Gold has applied for a three-year extension to the remaining exploration licenses.

Surface Rights

Equinox Gold owns all surface rights required for the operation of Aurizona. Aurizona is owned by MASA, which is wholly owned by Aurizona Goldfields Corporation, a wholly-owned subsidiary of Equinox Gold.

Royalties

As of November 2017, the Mining License is subject to a government royalty of 1.5% (an update from the previous royalty of 1%) which is applied to gross gold sales. Previously Aurizona was subject to a 17% gold stream payable to Sandstorm. This gold stream has been terminated and replaced by two net smelter return (“NSR”) royalties (the “Aurizona Project NSR” and the “Greenfields NSR”) and a convertible debenture in favour of Sandstorm dated January 3, 2018 (the “Sandstorm Debenture”). The Aurizona Project NSR covers the entire Aurizona project area (the mining license and the three brownfield exploration licenses) including the mineral resource estimate, and all adjacent exploration upside that would be processed through the Aurizona mill net of third-party refining costs. The Aurizona Project NSR is a sliding scale royalty based on the price of gold as follows:

•	3% if the price of gold is less than or equal to $1,500/ounce.
•	4% if the price of gold is between $1,500 and $2,000/ounce.
•	5% if the price of gold is greater than $2,000/ounce.

The Greenfields NSR covers the exploration ground held by Equinox Gold and would be a 2% NSR. Equinox Gold has the right to purchase one-half of the Greenfields NSR for $10 million at any time prior to commercial production at Aurizona. Sandstorm holds a right of first refusal on any future streams or royalties on Aurizona and Greenfields.

Geological Setting and Mineralization

Aurizona is located within the São Luis Craton (“SLC”), an eastern extension of the Guyana Shield which contains several major Proterozoic gold deposits (e.g., Las Cristinas, Omai and Rosebel) extending from Venezuela to Brazil. The SLC consists of the Paleoproterozoic Aurizona Group metavolcano-sedimentary succession, volcanics and granitoids of the Tromaí Intrusive Suite covered by Phanerozoic sedimentary basin deposits and recent coastal sediments. The Aurizona Group hosts the Piaba and Boa Esperança gold deposits and numerous near-mine and regional exploration targets. It consists of a well-developed metavolcanosedimentary sequence of schists, intermediate to mafic metavolcanic and metapyroclastic rocks, in addition to subordinate quartzites, banded iron formation (“BIF”) and metachert intruded by dioritic and quartz porphyries, which collectively define a classic Greenstone Belt sequence.

Piaba is a 3.3 km long shear-hosted orogenic gold deposit. The gold deposit trends east-northeast and is hosted in a northern hanging wall sequence composed mainly of quartz-diorite and quartz porphyry intrusives with subordinate intermediate volcanics. A distinctive volcano-sedimentary sequence forms a structural footwall limiting the deposit to the south. The host quartz-diorite intrusive is medium to coarsely crystalline and highly brecciated and altered. The orebody dips steeply to the north-northwest and gold occurs as native gold and within pyrite in several generations of quartz veins and disseminations within the host rocks. Hydrothermal alteration is dominated by quartz-carbonate-tourmaline-chlorite sericite- pyrite. The Boa Esperança deposit and near-mine exploration targets have similar geology to Piaba.

Aurizona consists of a peneplain dissected into rounded flat knolls and bordered and interdigitated with Holocene marine and fluvio-marine sediments. The mineralized sequence is weathered to a vertical depth of more than 60 m, below which primary gold mineralization occurs in less weathered, sulphide-bearing rocks. Equinox Gold utilizes a classification to standardize the weathering profile within the deposit, which includes laterite, saprolite, hard saprolite, an intervening transitional zone, and fresh rock.

Exploration

Modern exploration at Aurizona was initiated in 1978 by Brascan and continued through the 1990s with work by Brascan and Unamgen, as a subsidiary of Gencor and later Eldorado. Exploration activities over the years have included airborne and ground geophysical surveys, regional soil surveys, geological mapping and sampling, and auger, core, and reverse circulation (“RC”) drilling.

Geological mapping has been conducted concurrently with all regional and detailed surface exploration activities. Given the heavily weathered nature of the region, outcrop exposure on the property is poor and typically restricted to garimpeiro pits. Equinox Gold has conducted multifaceted geological studies combining detailed mapping, structure analysis, and petrography of the Piaba and Boa Esperança gold deposits and many near-mine targets including Tatajuba, Ferradura, and Conceição. The current understanding of regional geology is largely derived from the integration of detailed geological work at Piaba with regional airborne geophysics which is then refined by results from regional mapping and drilling.

Equinox Gold has completed a significant number of soil sampling programs with the objectives of identifying new targets and refining the footprint of known surface gold anomalies. These programs are supervised by trained mining technicians who also map the soil and laterite profiles and collect prospecting samples concomitantly. Soil samples are collected at a nominal depth of 50 cm, typically at 25 m sample stations on 100m spaced grid lines that have been surveyed using a total station. Several types of ancillary data including soil type, granulometry, and magnetism are also recorded.

In January 2010, Equinox Gold reprocessed and interpreted the historical airborne magnetic and radiometric survey data collected by Unamgen in 1991 and 1996. Both surveys were reprocessed and merged, followed by interpretation and integration with existing geological maps and databases in order to improve the understanding of geologic settings and controls on gold mineralization. Due to the deep tropical weathering, radiometric data show mainly cover sequences and drainage patterns. The magnetic data outlined a regional geologic and structural framework that guided exploration efforts until late 2016. In November 2016, Equinox Gold’s joint venture partner on the Greenfields conducted a high-resolution airborne magnetic gradient and gamma-ray spectrometry survey. The 37,726 line-km survey covered Equinox Gold’s entire land package, including the main Piaba deposit. Equinox Gold has processed and modelled the survey data and will use this information to inform future exploration programs.

Auger drilling has been successful in defining sub-cropping mineralization. Initial auger drill programs were focused on condemnation drilling of areas intended for mine infrastructure (plant site, waste and tailings storage). Subsequent auger drill programs were focused on the systematic testing of the near-mine targets on structural lineaments hosting and parallel to the Piaba and Boa Esperança gold deposits Holes are drilled to a typical depth of 10 m in the lateritic and saprolitic profile. Samples are collected at 1m intervals using a 10.16 cm diameter collector with average sample weights of 16 kg.

Drilling

Drilling on the project has totalled approximately 181,000 m in 1,654 holes, of which approximately 23,390 m in 172 holes have been drilled since the current Equinox Gold executive team assumed management of the project in August 2016. Of that drilling, 16,084 m in 115 holes was focused on infill drilling at the shallow western end of the Piaba open pit and step-out drilling along strike to the west of the open pit, 5,500 m in 45 holes tested new discoveries to the east of the open pit, and 1,804 m in 12 holes tested a 600 m section of the Tatajuba target along strike to the west of the open pit. All of these drill results have been press released.

Equinox Gold has conducted diamond core, RC and auger drilling at Aurizona. In general, RC and core holes are drilled sub-perpendicular to the main mineralization trends and are drilled at various dips to intersect the steeply-dipping mineralization and shear zones at high angles.

On the Greenfields, Equinox Gold’s joint venture partner completed approximately 10,000 m of drilling on eight targets.

Equinox Gold is integrating and interpreting all exploration data collected on the property to plan for additional exploration.

Sampling, Analysis and Data Verification

Equinox Gold has conducted an independent Quality Assurance/Quality Control (“QA/QC”) sampling program, such as ensuring that blanks, standard reference materials, and duplicates were included in the sample stream for the Piaba and Boa Esperança deposits. For the purposes of the reserve and resource estimates in the Aurizona Technical Report, SRK compiled and reviewed the results of the QA/QC sample program and determined that Equinox Gold’s sampling methods, sample preparation and QA/QC procedures meet industry standards.

Sample interval selection is the task of the geologist responsible for core logging. The sample interval is a nominal 2m in barren hanging wall rocks and is 1m or less within the mineralization. Intervals should neither be greater than 2.5m nor less than 0.2m. Sample intervals are selected on the basis of lithology, mineralization, alteration, weathering, structures and veins. An electric core saw is used to cut hard drill core. Core is consistently sampled on the same side (right - red line) and the remaining core half is stored in the box for future reference. The core logging geologist checks the sample intervals with the core sampler (mining technician) and is responsible for all sampling procedures including the physical insertion of QA/QC controls in the sample stream.

RC samples are collected at the drill rig by the contracted drilling personnel. The entire sample representing 1m is collected and no sample processing or splitting is conducted at the drill site. The samples are shipped to the commercial assay laboratory where they are dried and processed in the same manner as drill core samples. Blanks and certified reference materials are inserted in a similar manner as with drill core.

When drilling, the core and RC samples are taken to the Aurizona core storage facility on a daily basis. The facility is located within a walled compound that has 24-hour armed security. The core storage building is locked when Equinox Gold exploration geological staff is not present. Core and RC samples are placed in pre-labelled polythene bags and closed with sealed security ties and labels. The sample bags are then placed in rice sacks, sewn shut, addressed and compiled into batches. Batches are placed into 55-gallon plastic barrels and sealed for transportation to the laboratory. All samples are transported by truck and a Trek representative accompanies all sample shipments. Public transport is not used. Chain of custody is maintained during transportation, sample collection, shipping, reception at the laboratory and preparation to avoid tampering or inappropriate release of privileged information. Assay results are maintained confidential and only released to authorized personnel.

All reject and pulp samples are returned to Equinox Gold on a regular basis. These samples are checked for consistency to ensure that return QA/QC samples correspond with the originals. They are sealed in new sample bags and stored for future reference.

Drill samples from previous owners were assayed by Nomos Laboratories and Bondar Clegg Laboratories. All historical drill samples were analyzed by fire assay with atomic absorption finish on a 50 g sample. Original assay certificates are available for all historical drill samples. In addition, approximately 70% of all historical reject and pulp samples are intact and stored at the Aurizona exploration camp.

Equinox Gold initially used ACME Analytical Laboratories Ltd (“ACME”) as its primary independent lab for sample preparation and analysis and used ALS Chemex in Belo Horizonte, Brazil as its secondary independent laboratory. Since January 2008, Equinox Gold has been using ALS Chemex in Belo Horizonte and Goiania, Brazil as its primary preparation laboratory and ALS Chemex in Lima, Peru and Perth, Australia as its primary assay laboratory. From September 2011 to December 2011, Equinox Gold also used ACME in Goiania and Santiago, Chile as a primary lab due to backlogs at ALS Chemex. ACME is accredited under the general ISO 9001:2000 regulations but does not have ISO 17025 laboratory accreditation. ALS Chemex in Lima has ISO 17025 accreditation and ALS Chemex Vancouver has IOS 9001:2008 accreditation.

Mineral Reserve and Mineral Resource Estimates

Aurizona’s Proven and Probable Reserves is 19.84 million tonnes at a grade of 1.52 g/t Au, for a total of 971,000 oz contained gold. Measured and Indicated resources are 12.79 million tonnes at a grade of 1.68 g/t Au, for a total of 692,000 oz contained gold. Inferred Resources are 16.96 million tonnes at a grade of 1.98 g/t Au for a total of 1,080,000 oz contained gold. A complete breakdown of Aurizona’s Mineral Reserves and Resources is provided in “Mineral Projects - Mineral Reserves and Resources”. Aurizona’s Mineral Reserves were disclosed in the Equinox Gold press release dated July 31, 2017 and are supported by the Aurizona Technical Report. Aurizona’s Mineral Resources were disclosed in the Equinox Gold press release dated March 19, 2019. The updated Mineral Resource estimate for Aurizona incorporated 13,635 m of shallow infill and step-out drilling focused on the western end of the Piaba deposit completed since the July 2017 feasibility study. For the resource update, independent open-pit and underground resource models were prepared to provide an improved basis for assessing the underground potential at Aurizona. Results are as follows.

•	Proven and Probable Reserves remain unchanged at 971,000 ounces grading 1.52 g/t gold
•	Total Measured and Indicated Resources (exclusive of reserves) increased 50% to 692,000 ounces, including a new underground Indicated Resource of 460,000 ounces grading 1.96 g/t gold
•	Total Measured and Indicated Resource grade increased from 1.57 g/t Au to 1.68 g/t gold
•	Underground Inferred Resources increased 115% to 1.1 million ounces grading 1.98 g/t gold

The updated resource estimation reflects several improvements and changes in methodology over the 2017 model as outlined below.

•	Independent open-pit and underground resource models were generated using block sizes of 10 m x 5 m x 6 m for the open-pit and 5 m x 5 m x 5 m for the underground and a production scenario using standard open-pit and underground long-hole open-stope mining methods.
•	The underground resource model is informed by an updated geological model consisting of 16 high-grade gold-bearing structures having an average thickness of 3 m to 6 m and coincident with increased veining, sulphide mineralization and grades greater than or equal to 0.7 g/t gold.
•	Open-pit optimization parameters are unchanged from the 2017 resource estimate except to update adequate infrastructure setback distances.

The open-pit and underground resource models are separated by a datum defined by a surface that is 20 m below the lower of the upper contact of the fresh rock or the base of the July 2017 feasibility study reserve pit.

Figure 1: Long section showing the 2017 feasibility study reserve pit, 2018 resource pit, datum and current topography

The application of the datum resulted in certain sections of previously classified open-pit resources being reclassified as underground resources, increasing underground Inferred Resources by 562,000 ounces to 1,052,000 ounces and establishing a new underground Indicated Resource of 460,000 ounces. Based on the significant increase to underground resources, the Company is examining the potential of developing an underground mine at Aurizona, either as a sequential project or concurrently with open-pit mining to increase production with higher-grade feed from underground.

Mineral Processing and Metallurgical Testing

The process design criteria are based on test work conducted from 2011 through to 2017. The test work has been consistent across the various campaigns and laboratories and showed that gold is readily recovered using conventional cyanide leaching with a retention time of 30 hours. Utilizing a P80 100 µm grind size, gold recoveries between 90% and 97% are expected over the life of mine (“LOM”).

Mineralization at the Piaba and Boa Esperança ore bodies is hosted across saprolite, hard saprolite, transition and fresh rock weathering horizons. The average Axb values were moderate for the transition ore and very competent for the fresh rock. The transition ore average Axb value of 67 was the 27th percentile of the Orway database. The fresh rock average Axb value of 28.1 was the 94th percentile of the Orway database. The Bond ball mill work indices (“BWi”) values ranged from very soft (saprolite) to moderate (fresh rock). The saprolite, transition and fresh rock average BWi values of 5.7, 8.1, and 13.6 respectively, and places the respective ore in the 2nd, 7th and 32nd percentile for grinding amenability. Leaching reagent consumptions ranges from 0.45 to 0.54 kg/t NaCN and 0.80 to 3.71 kg/t CaO. Mining Operations

Aurizona will operate as an open pit mine. The mine had previously operated as an open pit until early 2015. The resources that form the basis of the feasibility study mine designs and schedule are contained within the Piaba and Boa Esperança resource areas and are from the January 5, 2017 resource model. Only the Piaba and Boa Esperança deposits are included in the feasibility study and only Measured and Indicated resources were used. All Inferred material was considered as waste with zero grade assigned.

The deposits comprise laterite and saprolite material overlying a zone of transition material which in turn is underlain by fresh rock. The laterite and saprolite require no drilling and blasting. The transition will need light blasting and the rock, normal blasting. Blasting is expected to be accomplished with 127 mm top hammer or down the hole hammer drills on a 6m bench. Ore grade control will utilize the blast holes in the fresh rock and RC drilling in the saprolite and transition zone and to a lesser degree in the fresh rock. Samples in the ore will be collected each metre and included in the ore control model for mine planning purposes. Drilling will be in advance of the mined benches to allow proper planning.

Mining has taken into consideration the significant rainfall which can be in excess of 3 m per year, generally falling in the period from December to May. The phase designs were laid out considering the need for in-pit sumps. By advancing a particular pit phase, the pit bottom can assist in the temporary storage of water after a rainfall event. This concept is also worked into the detail schedule with the use of stockpile material and advance of parts of the pit over others to ensure sufficient sump capacity is in place prior to the start of each rainy season. Mine production rates are purposely reduced in the rainy season initially to account for this seasonal disturbance.

The mine schedule is based on mining eight phases in Piaba Main, one phase in Piaba East and the single phase in Boa Esperança. The LOM plan mines 19.8 Mt of ore grading 1.52 g/t gold diluted and moves 113.2 Mt of waste over the approximately 7-year mine life. This equates to a 5.7:1 strip ratio. The resources for the Piaba pit phases are based on a cut-off of 0.6 g/t gold for all material to elevate the grade and ounces through the process plant. The Boa Esperança pit used a blended milling cut-off of 0.41 g/t gold for the material within that pit. The schedule uses a high-grade cut-off of 1 g/t gold for all material types to separate high grade from low grade in the mine schedule. The final schedule is based on 8,000 t/d limit of hard rock to the mill. In periods when excess saprolite mill feed is available, this is included in the mill feed. The plant is able to take up to 10% additional soft material if the fresh rock percentage is less than 50%, which has been accounted for in the production schedule.

Processing and Recovery Methods

The process plant at Aurizona was originally designed to treat soft saprolitic ores at a rate of 5,500 t/d. The historical process plant included direct ROM feed to a small 800 HP SAG mill followed by three 450 HP ball mills in parallel. Gold recovery was by gravity concentration and a hybrid CIL leach circuit followed by elution, electrowinning and melting. Tailings were thickened and detoxified prior to disposal. Similar to the previous operation, a combination of conventional gravity concentration and leach/CIP cyanidation process was proposed and subsequently installed for the plant expansion to a throughput of 8,000 t/d. The main upgrade for the throughput expansion has been to the comminution circuit, making it capable of processing various mill feeds from the saprolite, transition and fresh rock mineralization zones at a nominal processing rate of 8,000 t/d. The comminution circuit was developed based on the grindability test results, engineering experience, the topography of the plant site, and operability of the system.

The process plant comprises crushing, grinding, gravity concentration, leach/CIP cyanidation process and gold recovery from the loaded carbon to produce gold doré. The average gold production to doré is estimated to be approximately 136,000 ounces per year.

Infrastructure, Permitting and Compliance Activities

Construction of the new mine during 2018 used a number of infrastructure items which already existed, including the access roads, water supply, power transmission line, sewage treatment plant, communications systems, offices and accommodation. The locations of facilities and other infrastructure items were selected to take advantage of local topography, accommodate environmental considerations and ensure efficient and convenient operation of the mine haul fleet.

Aurizona infrastructure includes: off-site, on-site, and service road access, mine haul roads, heavy and light vehicle workshops, fuel storage and distribution, explosives storage and handling, waste storage facilities (“WSF”) and overburden dump, ROM stockpile, process and ancillary facilities, power supply and distribution system, water supply and distribution system, pit dewatering system, sewage collection and management, surface water management system, tailings storage facility (“TSF”), communications, emergency helipad and a medical centre.

The Aurizona Installation License (“LI”) was issued in October 2017, allowing the Company to initiate construction of the processing plant and expand the Piaba and Boa Esperança pits. Once construction was substantially complete and the Company started commissioning activities, the Company submitted the required compliance reports to the Secretary of State for Environment and Natural Resources of Maranhão (Secretaria de Estado de Meio Ambiente e Recursos Naturais do Maranhão) (“SEMA”) and requested incorporation of the LI into the current Operation License (“LO”).

The Company currently has temporary permits for water discharge from the TSF and from the pit. The Company completed all required hydrogeological and hydrological studies and has applied for permanent discharge permits, which are currently under review by SEMA. The LI for the fuel station and diesel storage tank has been issued and the Company is applying for the LO. The Company has also requested the LI for the TSF be incorporated into the LO. Permits related to chemical storage, water use and effluents discharge have been granted and are currently valid. Other required permits to the future operations are planned and/or under the application process.

MASA continues to invest in programs and projects in the communities within the area of influence of the mine that are focused around infrastructure improvement, skills training, education, behavioural change and strengthening of local institutional and leadership skills. These programs and projects have been developed in partnership with the local communities, the state (Maranhão) institutions and the Industry State Federation. One of the key tools in ensuring effective communication between the company and the communities was the establishment of the Community Development Committee (“CDC”). The CDC, which meets monthly, is a volunteer committee and is comprised of local leaders and authorities. The CDC is evolving into an important forum to discuss local issues, to seek common solutions and implement cooperative strategies for local business development.

Capital and Operating Costs

Equinox Gold’s Board approved a total project budget of $146 million for construction, which includes all working capital and a 12% contingency. The feasibility study estimated total expansion and sustaining capital costs for Aurizona at $51 million, including closure costs, salvage value and duties/taxes. The sustaining capital cost for Aurizona reflects additional capital expenditures after Aurizona is in operation to replace light vehicles/office equipment, increasing the storage capacity of the TSF and mine closure/environmental rehabilitation costs.

At December 31, 2018, Equinox Gold had spent $122 million on construction activities, including approximately $21 million that was spent in 2017 during early works activities. The Company completed construction and commissioning during the second quarter of 2019.

Direct cash operating costs for Aurizona were estimated under three functional headings: mining, process plant and G&A. The feasibility study showed LOM overall operating costs for the project of $27.14/t of ore processed, as summarized below:

	$/t ore	$/oz
Mining	15.83	355
Process plant	8.43	189
G&A	2.88	64
Total	27.14	608

Castle Mountain

Castle Mountain is a past-producing heap leach gold mine located in California, USA, approximately 200 miles north of Mesquite. Castle Mountain produced more than 1.2 million ounces of gold from 1992 to 2004, when production ceased due to low gold prices. The property was substantially reclaimed from 2004 to 2012, but significant gold resources remain and are considered economic at current gold prices.

In July 2018, Equinox Gold released the results of a pre-feasibility study for Castle Mountain, contemplating a low-cost heap leach gold mine that will produce 2.8 million ounces of gold over a 16-year mine life. Castle Mountain will be developed in two phases with annual average gold production of 45,000 ounces over the first three years (“Phase 1”) and annual average gold production of 203,000 ounces from years 4 to 16 (“Phase 2”).

Castle Mountain’s Proven and Probable Reserves are estimated at 3.6 million ounces grading 0.56 g/t gold, with 4.3 million ounces of Measured and Indicated Resources, inclusive of reserves, grading 0.56 g/t gold and 2.2 million ounces of Inferred Resources grading 0.40 g/t gold. A complete breakdown of Castle Mountain’s Mineral Reserves and Resources is provided in “Castle Mountain - Mineral Reserve and Mineral Resource Estimates” and in “Mineral Projects - Mineral Reserves and Resources” and supported by the Castle Mountain Technical Report.

The information contained in this section has been derived from the Castle Mountain Technical Report, is subject to certain assumptions, qualifications and procedures described in the Castle Mountain Technical Report and is qualified in its entirety by the full text of the Castle Mountain Technical Report.

History

In 1907, three underground mining operations were brought into production: Oro Belle, Big Chief and Jumbo. Operations wound down from 1910 to 1911 as the mineralized veins of interest were exhausted. The Big Chief Mine was reopened as the Valley View Mine and operated from 1932 to 1944 utilizing an old shaft. No production records are available for these historical operations.

B&B Mining Company began exploration and development of the project around 1984 and soon thereafter changed its name to Viceroy Gold Corporation (“Viceroy”). In 1991, MK Gold Company purchased a 25% interest in the project and both companies together formed Castle Mountain Venture to operate the mine, with MK Gold Company becoming the contract mining operator. Commercial gold production of the Leslie Ann deposit commenced in 1991 until the deposit was exhausted in 1996. The Jumbo pit ceased production in 2001 due to local wall stability issues and mining on the Oro Belle and Hart Tunnel deposits ceased later in 2001. Draining and rinsing of the heap leach pad continued until 2004. Total gold production from all deposits was in excess of 1.24 million ounces with approximate silver production of 400,000 ounces.

NewCastle, then Castle Mountain Mining Company Limited, acquired Castle Mountain in 2012 and in 2013 commissioned a preliminary economic assessment for the project. On December 22, 2017, NewCastle was acquired by and became a wholly-owned subsidiary of Equinox Gold. Subject to certain obligations, NewCastle has 100% of the right, title and beneficial interest in and to Castle Mountain Venture (“CMV”), which owns Castle Mountain.

Project Description, Location and Access

Castle Mountain is located in the Hart Mining District, at the southern end of the Castle Mountains, San Bernardino County, California, approximately 70 miles (113 km) south of Las Vegas, Nevada and 200 miles (320 km) north of Mesquite. The site is accessible year-round by gravel road. It is accessed by travelling south from Las Vegas, Nevada along highway US-95 South for approximately 55 mi (99.8 km) to Searchlight, Nevada. Bearing west for approximately five mi (8 km) along Nevada State Route 164 (Nipton Road), the unpaved Walking Box Ranch Road is intersected and the project is located approximately 18 mi (29 km) southwest of this intersection along the Walking Box Ranch Road.

Castle Mountain is in the high desert area near the Mojave National Preserve and Castle Mountains National Monument. Castle Mountain’s 11,318 acres of land holdings includes 1,301 acres of patented claims and 10,017 acres of unpatented lode, placer and mill site claims.

The United States Bureau of Land Management requires the payment of annual federal claim maintenance fees in the amount of $155 per 20-acre section per year in respect of unpatented lode and placer mining claims. Property taxes are also payable to San Bernardino County for the 17 tax parcels (patented and unpatented lode claims, mill site claims and placer claims) that comprise Castle Mountain.

Surface Rights

Equinox Gold asserts that it has full legal access to Castle Mountain with respect to surface and mineral rights. Equinox Gold also reports that there are no known dates of expiration to mining claims pertinent to Castle Mountain.

Royalties

The Castle Mountain Project is subject to several royalties which are payable to different parties, resulting in an overall average 4.31% NSR. Royalties payable include:

•	2.65% Franco-Nevada royalty applied to all ounces
•	5.00% Conservation royalty
•	2.00% American Standard royalty
•	5.00% Huntington Tile royalty

The base case financial model in the Castle Mountain Technical Report estimates the total value of royal payments at $150.6 million over the current mine life.

Geological Setting and Mineralization

The Castle Mountain gold deposit is located at an elevation of ~4500 feet (1372 m) in the southern portion of the Castle Mountains Range. The Castle Mountains Range is in the eastern Mojave Desert within the southern Basin and Range Province. Proterozoic metamorphic and plutonic rocks form the basement of the Castle Mountains; these are overlain by pre-volcanic sediments, and Miocene sedimentary and volcanic rocks. Metamorphic Proterozoic basement is exposed along the northeastern flank of the Castle Mountains and consists of a massive sequence of biotite schist, biotite gneiss and meta-granite. Only local narrow zones of hydrothermal alteration and weak gold mineralization have been encountered in basement rocks.

Locally overlying the metamorphic basement rocks is a poorly sorted, clast-supported conglomerate with local well-bedded sandstone up to 180 feet (55 m) thick locally referred to as PC Seds. Unconformably overlying the PC Seds is the regionally extensive Peach Springs Tuff unit. The Miocene-age Castle Mountains Volcanic Sequence (“CMVS”) includes all volcanic units above the Peach Springs Tuff and below the Piute Range volcanic rocks. The CMVS consists primarily of rhyolitic domes, flows, and felsic tuff, and lesser andesitic, latitic, and basaltic lava emplaced during three intrusive-extrusive episodes between ~18.8 and ~13.5 Ma. CMVS rocks are the primary host of epithermal gold mineralization at Castle Mountain. Gold mineralization at Castle Mountain can be classified as volcanic-hosted low-sulfidation, quartz-adularia epithermal.

Exploration

Recent exploration was conducted in the area more or less continuously since the late 1960s. After NewCastle acquired Castle Mountain in 2012, exploration activities began with an airborne LIDAR survey to construct a detailed digital topographic surface and capture the extent of previous mining activities. Exploration activities also included detailed geologic mapping of the deposit area exposures and critical evaluation of the structural and stratigraphic setting, along with drilling.

The most recent exploration at the Castle Mountain low-sulfidation epithermal gold deposit began in 2013 with the addition of 30 drills holes to valid the geologic model and gold results produced by Viceroy. The outcome of that program confirmed the assay results from historical Viceroy drilling but highlighted a need to further refine the geology to guide future exploration. From 2014 through mid-2016 drilling continued with positive assay results; however, little progress was made on understanding and refining the geologic model.

In July 2016, detailed mapping of the two remaining pits with exposed highwalls, and detailed remapping of the immediate area surrounding the pits, occurred. The focus on relevant lithologies coupled with the collection of 1,200 individual structural point measurements provided a more robust understanding of the geology in the mine area. Additionally, a comprehensive geochemical study of the different rock types recognized in the mapping was completed, and a complete characterization analysis refined the understanding of the stratigraphic units in the mine area.

In January 2017, using the newly developed geologic understanding, an updated logging framework for drill core and RC chips was created to fit seamlessly with the mapping database. Concurrent with the drilling in 2017, an additional mapping program was done to expand the geologic dataset outside of the immediate pit area; a total of 4,500 acres were mapped. Coupled with the mapping program, 1,458 grab samples were collected of relevant lithologies, structures and alteration. Along with the grab sampling, grid sampling was conducted over seven prospective areas.

Beginning in early 2018, an extensive relogging program began to compile the geologic data from 2013 through 2016 drilling into the new framework. As relogging progressed a chip/channel sampling program was conducted on the most prospective area east of the mine plan with 1.25 km of sampling collected. These channel samples were collected in the same manner as drill hole data and were incorporated into the database. The finalization of the relogging effort, completion of the sampling programs, and the completion of the mapping program provided a sizeable and consistent database with which to build a more robust geologic model.

From December 2018 through March 2019, a detailed geologic model was built and compared against gold assays. The product provided thorough analysis of controlling domains for gold mineralization, and has laid the groundwork for an updated resource model in the coming feasibility study.

Drilling

Prior to December 2015, a total of 1,850 drill holes totaling 1,256,552 ft (392,997 m) were completed at Castle Mountain. A total of 1,762 drill holes totaling 1,185,982 ft (361,487 m) was legacy drilling, and 88 drill holes totaling 70,570 ft (31,510 m) were completed by NewCastle.

Since December 2015, NewCastle has completed an additional 235,000 ft of drilling in 194 drill holes on Castle Mountain Project in two drill campaigns using angled RC and diamond core drilling to improve the geological understanding of the deposits.

NewCastle began Phase I drilling in June 2016, and by October 2016 had completed 46 exploration and infill resource drill holes, and one hydrological test hole, for a total drilled footage of 65,423 ft (19,941 m). The program targeted the southern part of the mineralized area known as “Big Chief” and “South Domes” that were considered to have good potential for near-term mineral resource expansion, as well as possible strike extensions of the Lucky John high-grade mineralization encountered in 2014 and 2015.

Subsequently, NewCastle began Phase II drilling in late October 2016, and this was essentially a continuation of the Phase I program. A total of 148 core and reverse circulation holes were drilled, and these included: 136 resource expansion and infill drilling holes, four water well test holes, four PQ metallurgical test holes, and four PQ holes to test for clays with suitable properties for use as a clay liner. The total drill footage completed was 169,944 ft (51,799 m) including 160,341 ft of resource and infill drilling; 5,620 ft of water well test drilling; 3,383 ft of PQ metallurgical drilling; and 600 ft of clay test hole drilling.

Equinox Gold began Phase III drilling in 2017, which included 31 holes aimed at infill drilling in the South Domes area and exploration drilling in other areas of the Castle Mountain Project. The total drill footage completed was 30,047 ft (9,158 m) in 31 diamond core and RC holes.

In 2018, a 53-hole RC program totaling 9,680 ft (2,951 m) in the Jumbo South Leslie-Ann (“JSLA”) pit back-fill, down to the 4300’ elevation and a depth of approximately 182 ft (55 m) on average, has been completed. Also in 2017 and 2018, a reverse air blast (“RAB”) drill hole program, designed to test the top 20 ft (6.1 m) of the JSLA back-fill material, was completed with a total of 809 holes at 50 ft (15 m) spacings. An additional 32 holes were completed over an infill grid on 20 ft (6.1 m) spacings, centered on RC hole RC18-1-2. The RAB program was then extended to include drilling portions of the north and south waste dumps, bringing the total RAB drilling program in JSLA backfill to 995 holes.

Sampling, Analysis and Data Verification

Viceroy drill hole samples were analyzed for gold by conventional fire assay methods by Legend or Rocky Mountain Geochemical in Reno, Nevada. Routine duplicate analyses were performed on conventional rotary, RC and core drill holes utilizing the same pulp as that used for the initial analyses. Assay precision from the pulp duplicates was variable with gold grade, but generally acceptable. Check assay samples submitted to other commercial labs and the Castle Mountain Mine lab did not indicate any problems with Legend’s original assays.

NewCastle drill hole samples were assayed by ALS or Inspectorate in Reno, Nevada. Check assays were completed at American Assay Laboratories in Sparks, Nevada. Gold and silver were assayed by conventional fire assay methods followed by AA analysis. Gold assays returning greater than 10 g/t gold were re-assayed by fire assay and gravimetric finish and gold assays returning greater than 0.2 g/t gold were analyzed for gold cyanide solubility.

NewCastle employed a QA/QC program that included the analysis of certified reference material (“CRMs”), blanks, RC field duplicates, and check assays. CRMs, blanks and duplicates were inserted regularly in the sample stream, and a random selection of samples from mineralized intervals were submitted to an umpire laboratory for check assay at the completion of each drill campaign.

Additionally, Mine Technical Services Ltd. reviewed a compilation of the 2017 control sample results and found the assay accuracy and precision to be acceptable for purposes of resource estimation. No significant bias was observed in the CRM results for gold. Check assays showed no significant bias between the ALS and Inspectorate original assays and the AAL check assays. No significant carryover contamination was observed in the blank results.

Sample preparation, security, and analytical procedures are adequate for purposes of resource estimation. The assay accuracy and precision are considered acceptable for resource estimation.

Mineral Reserve and Mineral Resource Estimates

Castle Mountain Mineral Reserves and Mineral Resources have been summarized as part of the Company’s consolidated reserve and resource estimates in “Mineral Projects - Mineral Reserves and Resources”. However, while Equinox Gold reports its consolidated resources exclusive of mineral reserves, the Castle Mountain Technical Report reported resources inclusive of reserves. For consistency, Castle Mountain Mineral Reserves and Mineral Resources have also been summarized on an inclusive basis below as reported in the Castle Mountain Technical Report.

The Mineral Resource estimate for Castle Mountain was developed by Don Tschabrun (SME RM), an Associate Principal Mining Engineer of MTS. The Mineral Resource estimate is based on drill hole data through March 2018.

The Mineral Resource estimate utilized an inverse distance weighting method bounded by multiple grade shells and updated geologically-interpreted domains. A resource classification was developed based on sample support within various distances. The Mineral Resource estimate used a gold cut-off grade of 0.17 g/t and was contained within a Lerchs-Grossman (“LG”) shell based on a gold price of $1,400/ounce.

Mineral Resource Estimate (Inclusive of Reserves)

	Measured			Indicated			Measured & Indicated
Resource Area	Tonnes (M)	Grade (g/t)	Contained Gold (Moz)	Tonnes (M)	Grade (g/t)	Contained Gold Moz)	Tonnes (M)	Grade (g/t)	Contained Gold (Moz)
JSLA - Rock	60.8	0.51	1.00	6.1	0.53	0.10	66.9	0.51	1.10
JSLA - Pit fill				16.3	0.35	0.18	16.3	0.35	0.18
Jumbo	16.0	0.69	0.36	7.1	0.57	0.13	23.1	0.66	0.49
Oro Belle	50.0	0.58	0.94	19.3	0.45	0.28	69.3	0.55	1.22
South Domes	33.8	0.64	0.70	32.5	0.61	0.64	66.4	0.63	1.34
Total	160.6	0.58	2.99	81.4	0.51	1.34	242.0	0.56	4.33

The effective date of the Mineral Resource is March 29, 2018. The Qualified Person for the estimate is Don Tschabrun, SME RM. Mineral Resources are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Numbers in the table have been rounded to reflect the accuracy of the estimate and may not sum due to rounding. The Mineral Resource is based on a gold cut-off grade of 0.17 g/t. The Mineral Resource is contained within an LG shell limit using a $1,400 gold price as well as cost and recovery parameters presented in the Castle Mountain Technical Report.	Inferred
	Resource Area	Tonnes (M)	Grade (g/t)	Contained Gold (Moz)
	JSLA - Rock	36.0	0.40	0.46
	JSLA - Pit fill	19.7	0.28	0.18
	Jumbo	23.0	0.44	0.33
	Oro Belle	53.5	0.38	0.65
	South Domes	39.2	0.47	0.59
	Total	171.4	0.40	2.20

Mineral Reserve Estimate

GRE has estimated the Mineral Reserves for the Castle Mountain Project using a pit design on a $850 gold price pit shell, conventional open pit mining methods, and a gold price of $1,250 in the economic analysis. The Mineral Reserve for the Castle Mountain project is effective June 29, 2018. The Mineral Reserve includes measured and indicated ore to produce proven and probable Mineral Reserves. Several cut-off and ROM/mill cut over grades were used at different points in the production schedule to meet production targets. Vulcan generated pit shells at lower gold prices were used to assist in phase design. The Mineral Reserves are shown using a cut-off of 0.14 g/t gold for the JSLA backfill and 0.17 g/t gold for fresh ore.

Castle Mountain Mineral Reserves

	Proven			Probable			Proven & Probable
Resource Area	Tonnes (M)	Grade (g/t)	Contained Gold (Moz)	Tonnes (M)	Grade (g/t)	Contained Gold (Moz)	Tonnes (M)	Grade (g/t)	Contained Gold (Moz)
JSLA - Rock	56.7	0.52	0.95	1.7	0.92	0.05	58.5	0.54	1.01
JSLA - Pit fill				16.3	0.35	0.18	16.3	0.35	0.18
Jumbo	8.9	0.77	0.22	2.6	0.39	0.03	11.5	0.68	0.25
Oro Belle	38.7	0.57	0.71	6.2	0.48	0.10	45.0	0.56	0.80
East Ridge	5.1	0.80	0.13	6.4	0.42	0.09	11.6	0.59	0.22
South Domes	27.1	0.63	0.55	27.7	0.62	0.56	54.8	0.63	1.10
Total	136.6	0.58	2.56	61.0	0.51	1.00	197.6	0.56	3.56

Note: The Mineral Reserve estimate with an effective date of June 29, 2018 is based on the Mineral Resource estimate with an effective date of March 29, 2018 that was prepared by Don Tschabrun, SME RM of Mine Technical Services Ltd. The Mineral Reserve was estimated by Global Resource Engineering, LLC with supervision by Terre Lane, MMSA, SME RM. Mineral Reserves are estimated within the final designed pit which is based on the $850/ounce pit shell with a gold price of $1,250/ounce. The minimum cut-off grade was 0.14 g/t gold and 0.17 g/t gold for Phases 1 and 2, respectively. Average life of mine costs are $1.39/tonne mining, $1.72/tonne processing ROM, $9.01/tonne processing Mill/CIL, and $0.80/tonne processed G&A. The average process recovery was 72.4% for ROM and 94% for Mill/CIL. Small differences in total tonnage and grade may occur due to rounding.

Mineral Processing and Metallurgical Testing

A significant amount of metallurgical test data has been generated for the Castle Mountain Project, including:

•	Initial test work before startup of the mine in 1992.
•	Continued test work during operations for process optimization during 1991-2001.
•	Actual production statistics from pulp agglomeration plant operations 1991-2001 and post production data (rinsing, etc.).
•	2014-2015 program with crush size vs. recovery column tests, ROM column tests, bottle roll tests, grinding / cyanidation testing, gravity recoverable gold tests, comminution tests, and compacted permeability tests.
•	2017/2018 program with ROM column tests, pulp agglomeration studies, cyanidation testing, gravity recoverable gold tests, crush size vs. recovery column tests, variability testing, CIL testing, compacted permeability testing, gravity sedimentation and filtration tests.

Much is of this work is dedicated to pulp agglomeration studies, both historically and within recent campaigns. As studies progressed during recent campaigns, however, the test work emphasis shifted to evaluating conventional milling with Carbon in Leach (“CIL”) for higher grade ore within the deposit, and evaluation of ROM heap leaching for lower grade ore. Conventional milling and ROM heap leaching allows high and low-grade ores to be treated independently, which offers more flexibility to processing and mine scheduling as compared to the pulp agglomeration process, which is dependent upon the blending ratios of higher-grade mill slurry to lower grade crushed ore in the pulp agglomeration product (1:9 to 1:12 during historical operations).

The current resource defines higher ratios of mill slurry to crushed ore than was the case during historical operations, which presents challenges to scheduling of high and low-grade ore delivery from the mine and also presents additional risk to heap permeability as compared to the historical operation. Recent work focused on de-coupling this limitation to maximize the overall amount of ore for processing by considering a straight mill/CIL for high-grade ores and a conventional ROM heap leach for the low-grade ore.

Because the previous pulp agglomeration process design also utilizes milling of high-grade material, there are significant amounts of test work programs and results from prior pulp agglomeration test work campaigns that support the current mill/CIL design in the pre-feasibility study.

Mining Operations

Castle Mountain will be developed in two phases with annual average gold production of 45,000 ounces over the first three years (“Phase 1”) and annual average gold production of 203,000 ounces from years 4 to 16 (“Phase 2”).

The mine plan was designed to deliver 16,425,000 tons of ore per year to the processing facility in two process types: ROM ore in the quantity of 15,476,000 tons per year and mill ore in the quantity of 949,000 tons per year starting in Year 4 of the mine plan. Prior to Year 4, the mine plan will deliver 5,110,000 tons of ore per year strictly from the JSLA backfill to the heap leach pad.

The ultimate pit is comprised of five pit areas: JSLA, Jumbo, Oro Belle, East Ridge, and South Domes. Each of the pit areas also has one or more phases in the mine plan. The phase design was based partly on the low revenue factor pit shells from Vulcan, but mostly on the spatial configuration of the pit bottoms. JSLA, Jumbo, and Oro Belle have an old Viceroy excavation to work around, and spatially configured pit phases. East Ridge is a small pit and has only one phase. South Domes has an enormous pre-strip requirement; therefore, South Domes phases use a combination of economic shells and pit bottom for design.

JSLA was sequenced early in the mine life to facilitate a backfill waste strategy instead of larger waste dumps. As pits are emptied, each becomes a new target for a backfill. By the end of the mine life, all pits except those of South Domes are backfilled with waste.

Processing and Recovery Methods

Test work has indicated that the Castle Mountain ores are amenable to cyanide leaching for the recovery of gold and silver. The processing plan has been divided into two stages:

•	Phase 1 (Years 1-3) considers processing 14,000 tons per day of ROM backfill material from the JSLA pit, where it was stored from the previous operation. Excavated backfill material will be loaded into 100-ton haul trucks and stacked in 50-ft lifts. Quicklime (CaO) will be added to the material in the trucks for pH control before the ore is stacked and leached in two stages using a dilute sodium cyanide solution. Pregnant solution discharging from the heap will flow by gravity to a pregnant solution tank from which it will be pumped to a Carbon-in-Column (CIC) adsorption circuit. Gold and silver values will be loaded onto activated carbon and then be periodically stripped from the carbon in a desorption circuit, electrowon and smelted to produce the final doré product.
•	Phase 2 (Years 4+) will be constructed during Year 3 and includes expanding the Stage 1 leach pad, adsorption and desorption circuits, and adding a 2,600 ton per day crushing system and mill for high-grade ore with a CIL circuit for recovery of gold and silver. For Phase 2, ROM production from newly mined ore will increase to 42,500 tons per day for a total processing rate of 45,100 tons of ore per day.

During Phase 2, high-grade ore only will be crushed to 100% passing 3/8” (9.5 mm) at an average rate of 144 t/h (131 tonnes/h) in a three-stage mobile / skid mounted crushing circuit. Process solution will be added to the high-grade ore in a single-stage ball mill and ground to 80% passing 100 mesh in closed circuit with hydrocyclones. The gravity concentration system will include a Knelson concentrator, and an intensive leach reactor system to recover metal values.

The CIL circuit will have six stages with a total residence time of 36 hours. Loaded carbon from the first tank of the CIL will be processed in the ADR plant shared with the ROM circuit. Tailings from the CIL will then be thickened to 58% solids by weight and will be pumped to the filter feed tank for cyanide detoxification. A Caro’s acid generator will deliver Caro’s acid into the filter feed tank to destroy residual cyanide in the thickened slurry. Detoxified tailings from the agitated filter feed tank will be pumped to two recessed plate filter presses to remove moisture. The resulting filter cake will discharge onto a collecting conveyor and will be conveyed to a filter cake stockpile and truck-stacked at a designated dry tailings disposal impoundment lined adjacent to the leach pad.

During Phase 1, on-site diesel fuel powered generators will be used to supply electric power to all elements of the process plant. Line power will be installed as part of the Phase 2 expansion and the Phase 1 generators will be converted to emergency backup generators.

The heap leach facility will be constructed using a double liner system to prevent release of process solutions to the environment. The liner system consists of two layers of 80-mil linear low-density polyethylene geomembrane with a 2-foot (0.6 m) thick layer of drainage gravel between them.

Additionally, event ponds will be included to contain seasonal accumulations of leach solutions and/or upset conditions that cannot be managed during normal operations. The event ponds will be constructed in two phases. Event solution will be returned to the barren tank as makeup solution as soon as practical.

Infrastructure, Permitting and Compliance Activities

Infrastructure remaining from previous operations at Castle Mountain include the main site access road as well as the west wellfield area which supplied water for the past operations. The west well field area includes a 250,000 gallon water tank and three water wells, with pumps powered by a portable diesel fuel powered generator. Water supply for ROM heap leach and the mill will primarily be from the existing west wellfield, with the water tank being used only to supply water trucks for dust suppression. All other infrastructure from the previous operations, including site buildings, electrical power line and water distribution systems were removed as part of site reclamation efforts.

Rights of ways are required for the water pipelines, power line transmission corridors and in some cases access roads. Most of the rights-of-ways permits have expired. Castle Mountain has maintained right of way access of Bureau of Land Management (“BLM”) roads through their inclusion in the 1998 Record of Decision and the Decision Record for the exploration drilling program in 2013. Equinox Gold will need to reapply for these rights of way; the plan calls for re-establishing the infrastructure in the same location as when the mine was previously in operation.

For Phase 1 operations, a haul road will be constructed from the JSLA backfill area along the historical conveyor corridor, which is within the currently permitted boundaries. The haul road will ramp up onto the historical heap area, around the southern edge and over to the newly constructed heap leach pad area for ROM ore stacking. For Phase 2 the haul road will be expanded as necessary to reach both the southern and northern areas of the expanded heap leach pad.

Since 2004, Castle Mountain has been maintained on idle status; however, all permits were in place when Castle Mountain was previously operating. During the period where Castle Mountain has been on idle status, the environmental review permits issued after Castle Mountain was released from the State and Federal environmental assessment processes were maintained. Also, all fees have been paid and all applicable permits and authorizations have been maintained. As a result, Castle Mountain has the key permits required to commence Phase 1 production, with a Conditional Use Permit, Reclamation Plan and a valid Record of Decision to mine up to 46,600 tons per day of ore plus waste. The Phase 1 and Phase 2 ramp-up approach allows the Company to use existing permits to expedite production while completing the feasibility study and permitting for the Phase 2 expansion. While Phase 2 will operate within the existing permitted mine boundary, the increased mining and water extraction rates will require updates to existing permits. Phase 2 operations also requires additional water that the Company expects to obtain from existing water wells and from additional nearby water sources.

Further, there are two environmental assessment processes required to assess the potential project effects resulting from mine development: The California Environmental Quality Act and the Federal National Environmental Policy Act. The federal lead agency with responsibility for Castle Mountain is the BLM. The California State lead agency for Castle Mountain is the County of San Bernardino (“County”).

The County and BLM consult with each other to ensure that Castle Mountain meets applicable State of California, San Bernardino County laws and regulations and Federal government legislation prior to approving Castle Mountain development. After the environmental review in 1998 was completed, the approvals and permits granted by the authorizing agencies were updated. The environmental assessment permits issued by the County and BLM are shown below:

•	San Bernardino County, Department of Lands: Conditional Use Permit. SAMR/88-003/DN585-1145N; Reclamation Plan 90M-013. The operational term has been extended from 2020 to 2025.
•	Bureau of Land Management: Record of Decision, Castle Mountain Mine Expansion Project San Bernardino County, California Environmental Impact Statement No. DES 97-10 State Clearinghouse No. 95081031, March 13, 1998. Currently in effect.
•	Bureau of Land Management: Record of Decision, Castle Mountain Mine Expansion Project San Bernardino County, California Environmental Impact Statement No. DES 97-10 State Clearinghouse No. 95081031, July 1, 1998. Currently in effect.

Listed below are some of the additional permits, authorizations, codes and regulations that will be required for redevelopment of the project.

•	Use of above ground fuel storage tanks requires the preparation of a contingency plan for secondary containment of potential leaks, as well as inclusion in a County Hazardous Materials Business Plan.
•	The San Bernardino County Fire Department, in conjunction with California Department of Toxic Substances Control issues a permit for the safe use of hazardous materials or when hazardous wastes are generated.
•	The previously approved water production wells are still available for use. Castle Mountain requires approval from the County of San Bernardino Department of Public Health Services for installing new wells.
•	Equinox Gold will comply with the rules and regulations prepared by the County of Environmental Health Services.
•	Equinox Gold will comply with the California Building Standard Code administrated by the California Building Standards Commission.
•	Equinox Gold will require Building permits issued by the San Bernardino County Land Use Services and Building and Safety California code of Regulations Title 24.
•	Nation-wide permits are required for construction and maintenance of roads.
•	A Streambed Alteration Permit was issued for the previous operation and has since expired. An update will be required, as well as a new Jurisdictional Determination from the Army Corps. of Engineers regarding Section 404 permitting.
•	The explosive powder magazine will be constructed, and explosives will be stored and used, in accordance with Federal and local requirements.

Cultural resources field studies were undertaken as part of the environmental assessment reviews to identify if there were any significance and potential sites to be considered for inclusion in the National Historic Preservation Act and/or the California Register of Historic Resources. The field studies evaluated both historic and prehistoric resources at Castle Mountain and approximately 48 sites were identified. Mitigation measures excluded certain sites from mine development. A chain link fence was built around the Hart town site cemetery and a 300 foot buffer zone separated the cemetery from the North Overburden Site.

Capital and Operating Costs

Capital and operating costs for Castle Mountain as estimated in the pre-feasibility study are considered to have an accuracy of +/- 25% and +/- 20%, respectively.

Initial capital for Phase 1 construction is estimated at $52 million, with many aspects of the Phase 2 expansion incorporated into the design to reduce total LOM capital costs. Initial capital for Stage 2 construction is estimated at $295 million, including $248 million for equipment and $47 million for pre-stripping. LOM sustaining capital is estimated at $142 million.

Capital cost estimates have been made primarily using budgetary supplier quotes for all major and most minor equipment items. Where supplier quotes were not available, a reasonable cost estimate was made based on supplier quotes and cost guide data.

Operating costs for all areas of Castle Mountain have been estimated from first principles. Labor costs are estimated using project-specific staffing, salary, wage, and benefit requirements. Unit consumptions of materials, supplies, power, water, and delivered supply costs are also estimated.

The final economic model was developed with input from Equinox Gold using the following assumptions. The period of analysis is 20 years, and includes one year of pre-production and investment, 16 years of production, and three years for reclamation and closure. The major inputs to the analysis are as follows:

•	Gold price of $1,250/ounce.
•	Stage 1 design processing rate of 14,000 tons/day or 12,600 tons/day (Years 1-3, ROM only)
•	Stage 2 design processing rate of 45,100 tons/day or 40,900 tons/day (Years 4-17, 42,500 tons/day or 38,600 tons/day for ROM and 2,600 tons/day or 2,360 tons/day for mill)
•	Average ROM gold grade of 0.41 g/t
•	Average mill gold grade of 3.22 g/t
•	LOM average opex of $7.65/t ore
•	Total LOM capex of $433.7 million (not including working capital and reclamation and closure costs)
•	Average NSR of 4.31%
•	State income tax rate of 8.84%
•	Federal income tax rate of 21%
•	Gold recoveries of 72.4% for ROM ore and 94.0% for mill ore

CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares without par value. As at the date of this AIF, there are 566,235,062 common shares issued and outstanding. The holders of common shares are entitled to: (i) one vote per common share at all meetings of shareholders; (ii) receive dividends as and when declared by the directors of Equinox Gold; and (iii) receive a pro rata share of the assets of Equinox Gold available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of Equinox Gold. There are no pre-emptive, conversion or redemption rights attached to the common shares.

DIVIDENDS

Equinox Gold has not, since the date of its incorporation, declared or paid any cash dividends on its common shares and does not currently have a policy with respect to the payment of dividends. For the immediate future Equinox Gold does not envisage any earnings arising from which dividends could be paid. The payment of dividends in the future will depend on the earnings, if any, and Equinox Gold’s financial condition and such other factors as the board of directors of Equinox Gold considers appropriate.

MARKET FOR SECURITIES

The common shares of the Company are listed and posted for trading on the TSX-V in Canada under the symbol “EQX” and on the OTC Market in the United States under the symbol “EQXFF”. The following table outlines the TSX-V share price trading range and volume of shares traded by month in 2018:

2018	High (C$)	Low (C$)	Total Volume	Average Daily Volume
January	1.39	1.02	20,727,235	942,147
February	1.26	1.03	9,158,488	482,026
March	1.20	1.10	8,144,182	387,818
April	1.18	1.04	5,464,837	260,230
May	1.10	1.01	5,539,869	251,812
June	1.10	0.98	8,671,083	412,909
July	1.05	0.98	9,994,913	475,948
August	1.23	0.99	10,250,185	465,918
September	1.08	0.95	12,132,072	638,530
October	1.11	0.94	11,753,135	534,233
November	1.05	0.85	6,036,468	274,385
December	1.03	0.87	6,277,097	330,374

DIRECTORS AND EXECUTIVE OFFICERS

The names, positions or offices held with the Company, municipality of residence, and principal occupation within the past five years of the directors and executive officers of the Company as at August 9, 2019 are set out below.

Name and Municipality of Residence	Position with Equinox Gold	Principal Occupation During the Past Five Years
Ross Beaty [3] Vancouver, British Columbia, Canada	Director and Chairman since December 2017	Chair of Pan American Silver Corp. and Business Executive
Lenard Boggio [1,2] North Vancouver, British Columbia, Canada	Director since December 2017	Corporate Director
Tim Breen [2,3] New York, U.S.A.	Director since August 2019	Executive Director at Mubadala’s Technology, Manufacturing and Mining Platform.
Marcel de Groot [2] British Columbia, Canada	Director since March 2007	Corporate Director
Ibtissam (Sam) Drier [1] Vancouver, British Columbia, Canada	Director since May 2019	Corporate finance advisor.
Marshall Koval [2,3] Washington, U.S.A.	Director since December 2017	Chief Executive Officer and President of Lumina Gold Corp. and Chief Executive Officer of Luminex Resources Corp.; previously Chief Executive Officer, Chairman and President of Anfield
Jacques McMullen [1,3] Ontario, Canada	Director since December 2017	Corporate Director

Name and Municipality of Residence	Position with Equinox Gold	Principal Occupation During the Past Five Years
Christian Milau Vancouver, B.C. Canada	Director & CEO since March 2017	CEO and Director of Equinox Gold since March 2017
Gregory Smith North Vancouver, British Columbia, Canada	Director from September 2009 to April 2019 and President since March 2017	Served as a director of Equinox Gold from September 2009 to April 2019. Currently President of Equinox Gold and previously Chief Executive Officer of Equinox Gold from October 2016 until present.
Peter Hardie Vancouver, British Columbia, Canada	CFO since March 2017	CFO of Equinox Gold since August 2016. Previously CFO of True Gold until it was acquired by Endeavour Mining in April 2016. Prior to True Gold, spent 10 years at Nevsun Resources Ltd. as Vice President of Finance and CFO.
James (Jim) Currie Abbotsford, British Columbia, Canada	COO since November 2018	Started working for Equinox Gold in May 2018 as a consultant; joined the Company as COO in November 2018. Previously COO of Pretium Resources
Sebastian D’Amici Vancouver, British Columbia, Canada	Senior VP Finance since March 2017	Senior VP Finance of Equinox Gold since August 2016. Previously VP Finance of True Gold until it was acquired by Endeavour Mining in April 2016.
Scott Heffernan West Vancouver, British Columbia, Canada	EVP Exploration since March 2017	Executive VP Exploration of Equinox Gold since August 2016. Previously VP Exploration of True Gold until April 2016.
Susan Toews North Vancouver, British Columbia, Canada	General Counsel since April 2018 and Corporate Secretary since November 2018	Started working for Equinox Gold in March 2017 as a consultant and joined as General Counsel in April 2018. Previously worked as a consultant providing legal and project support to New Gold Inc.
Rhylin Bailie Port Moody, British Columbia, Canada	VP Investor Relations since March 2017	VP Investor Relations of Equinox Gold since October 2016. Previously consultant for resource companies providing investor relations services from July 2011 to October 2016.

1.	Member of the Audit Committee.
2.	Member of the Compensation and Corporate Governance Committee.
3.	Member of the Social Responsibility/Technical Committee.

The directors of Equinox Gold are elected at each annual general meeting to hold office until the next annual general meeting or until their successors are elected or appointed. As at August 9, 2019, the Board consists of eight directors, three of whom are independent. Lenard Boggio, Sam Drier and Jacques McMullen are considered to be independent. Ross Beaty is non-independent because he holds greater than 10% of the common shares of the Company. Tim Breen is non-independent because he is an employee of Mubadala which has a material relationship with the Company. Marcel de Groot is non-independent because he was with previous management of Equinox Gold within the last three years. Marshall Koval is non-independent because he was with previous management of a subsidiary of Equinox Gold within the last three years. Christian Milau is non-independent because he holds current management position with the Company.

The Board has established three committees: the Audit Committee, the Compensation & Corporate Governance Committee and the Social Responsibility/Technical Committee. Detailed information regarding the duties and obligations of the Audit Committee is annexed as Appendix “A” to this AIF. The Board does not have an Executive Committee. The composition of the various committees as at the date of this AIF, is set out in the following table.

Board Committee	Committee Members	Status
Audit Committee	Lenard Boggio (Chair)	Independent
	Sam Drier	Independent
	Jacques McMullen	Independent
Compensation & Corporate Governance Committee	Marcel de Groot (Chair)	Non-Independent
	Lenard Boggio	Independent
	Marshall Koval	Non-Independent
	Tim Breen	Non-Independent
Social Responsibility/Technical Committee	Jacques McMullen (Chair)	Independent
	Ross Beaty	Non-Independent
	Marshall Koval	Non-Independent
	Tim Breen	Non-Independent

As of the date of this AIF, the directors and executive officers of Equinox Gold named above as a group exercised control or direction or beneficially owned, directly or indirectly, 72,410,891 common shares, equivalent to approximately 12.79% of the issued and outstanding common shares.

Except as noted below, none of Equinox Gold’s directors or executive officers, or a shareholder holding a sufficient number of securities of Equinox Gold to materially affect the control of the Company:

(a)	is, as at the date of the AIF, or has been, within 10 years before the date of the AIF, a director, CEO or CFO of any company (including the Company) that:
(i)	was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or
(ii)	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or
(b)	is, as at the date of this AIF, or has been within 10 years before the date of the AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer of the shareholder; or
(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(e)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to make an investment decision.

Lenard Boggio was a director of Great Western Minerals Group Ltd. (“GWMG”) from January 2013 until his resignation together with all the then current directors in July 2015. On April 30, 2015, GWMG announced that a support agreement was entered into with the holders of a majority of GWMG’s secured convertible bonds and GWMG was granted protection from its creditors under the Companies Creditors Arrangements Act upon receiving an initial order from the Court. On May 11, 2015, an order was issued by the Financial and Consumers Affairs Authority of the Province of Saskatchewan that all trading in the securities of GWMG be ceased due to its failure to file financial statements for the year ended December 31, 2014. In December 2015, GWMG entered bankruptcy proceedings.

Audit Committee

The Audit Committee consists of three directors as determined by the Board. As at the date of this AIF, the members of the Audit Committee were Lenard Boggio (Chair), Sam Drier and Jacques McMullen.

If the Company ceases to be a “venture issuer” (as that term is defined in NI 52-110), then: (i) the Audit Committee shall be composed of a minimum of three directors of the Company and (ii) all of the members of the Audit Committee shall be required to be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee.

If the Company ceases to be a “venture issuer” then all members of the Audit Committee must be considered “financially literate”. All members of the Audit Committee who are not financially literate will work toward becoming financially literate to obtain a working familiarity with basic finance and accounting practices. The definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Audit Committee shall be appointed by the Board at its first meeting following the annual meeting of shareholders. Unless a Chair is appointed by the Board, the members of the Audit Committee may designate a Chair by a majority vote of the full Audit Committee membership.

The following table sets out the names of the members of the Audit Committee and whether they are “independent” and “financially literate”.

Name of Member	Independent (1)	Financially Literate (1)
Lenard Boggio	Independent	Financially literate
Sam Drier	Independent	Financially literate
Jacques McMullen	Independent	Financially literate
(1)	As defined in NI 52-110.

Relevant Education and Experience of Audit Committee Members

The following summarizes the education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

(a)	an understanding of the accounting principles used by the Company to prepare its financial statements;
(b)	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;
(c)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; and
(d)	an understanding of internal controls and procedures for financial reporting.

Lenard Boggio - Mr. Boggio was a Partner with PricewaterhouseCoopers LLP (“PwC”) (and previously Coopers & Lybrand LLP) where he was the leader of the mining industry practice in British Columbia. Mr. Boggio has significant expertise in financial reporting, auditing matters and transactional support, previously assisting, amongst others, clients in the mineral resource and energy sectors, including exploration, development and production stage operations in the Americas, Africa, Europe and Asia. Mr. Boggio previously served as a director of Blue Gold Mining Inc., Augusta Resource Corp., Armor Minerals Inc., Polaris Materials Corporation, and Lithium Americas Corp. and currently serves as a director of Pure Gold Mining Inc., Sprott Resource Holdings Inc. and Titan Mining Corp. and provincially owned BC Hydro and Power Authority. Mr. Boggio has a Bachelor of Arts Degree and an Honors Bachelor of Commerce Degree from the University of Windsor. In 1985 Mr. Boggio became a member of the Institute of Chartered Accountants of BC (“ICABC”, now “CPA BC”), was conferred with a Fellow’s designation in 2007 for distinguished service to the profession and community and in 2018 he was given a Lifetime Achievement Award by CPA BC for his outstanding lifetime of service to the profession and community. He is a past president of ICABC and he is also a past Chair of the Canadian Institute of Chartered Accountants. He is also a member of the Canadian Institute of Corporate Directors (“ICD.D”).

Sam Drier - Ms. Drier is an independent corporate finance advisor and for the last 7 years she has been the co-founder and principal of a boutique advisory business providing corporate finance and M&A advisory services to junior and intermediate natural resource clients. Ms. Drier has over 19 years experience in finance with expertise in mergers and acquisitions. She currently is providing corporate finance consulting services to Pan American Silver Corp. and previously has consulted with Alio Gold Inc. and Pretivm Resources Inc. Previously Ms. Drier worked as Corporate Finance Chief Operating Officer, Investment Banking at Barclays Capital and as Mergers and Acquisitions Manager with BHP Billiton. She started her career in the Natural Resources M&A team with JPMorgan, based in London, England. In 2000 Ms. Drier was awarded a Bachelor of Business Science (Hons) degree from the University of Cape Town in the field of finance and economics.

Jacques McMullen - Mr. McMullen retired in 2012 after a distinguished 35 years of senior management experience in the mining industry, Mr. McMullen has been directly involved with major mining projects and his experience extends through all project phases of development such as construction, commissioning, ramp-up and operation’s optimization. He has also been involved with corporate development and M&A activities supporting due diligences and assets valuations. While he spent the majority of his career with Barrick Gold in various senior roles, he has also been involved with BBA, a private engineering firm where he was a partner, a member of the Board while also acting as Principal, Mines and Metals. He also served as Corporate Director with Highland Gold Mining, IGE Resources, Fire River Gold, Minera S.A, Cardinal Resources and was Chairman of Orvana Mineral. He holds a BSc in Applied Sciences (Metallurgy), is a Professional Engineer, and completed a Master’s Degree of Applied Sciences in Mineral Processing at Laval University. He is the Principal of J. McMullen & Associates, a privately held consulting company.

External Auditors Service Fees (By Category)

The fees billed by the Company’s auditors in each of the last two fiscal years are as follows:

Financial Year Ending(1)	Audit Fees	Audit Related Fees (2)	Tax Fees (3)	All Other Fees
2018	$331,835	$46,263	$156,613	Nil
2017	$230,851	$3,815	$166,769	Nil
(1)	Fees are disclosed on an “as billed” basis. The 2018 fees were converted from C$ into $ at the average exchange rate for 2018 of C$1 = $0.7717 ($1 = C$1.30).
(2)	Audit related fees of $46,263 in 2018 were for the review of the information circular for the NewCastle and Anfield acquisition. Audit related fees of $3,815 in 2017 were for the review of the warrants under indenture for the Luna Combination (“defined in “Incorporation”).
(3)	Tax fees of $156,613 in 2018 were for corporate compliance purposes and fees related to the Solaris Copper spinout and the Mesquite Mine Acquisition. Tax fees of $166,769 in 2017 were for corporate compliance purposes and fees related to the NewCastle-Anfield Transaction (defined in “Three Year History”).

Audit Committee Pre-Approval Policies

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the Charter - “5.2 External Auditors” in the attached Schedule “A”.

CONFLICT OF INTEREST

Certain of the directors and/or officers of Equinox Gold also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors to be in a position of conflict. In particular, Ross Beaty, Chairman of the Board, is a significant shareholder and lender of Equinox Gold and Tim Breen is an employee of Mubadala which is a lender and has a material relationship with Equinox Gold and may have conflicting interests. Please see “Interest of Management and Others in Material Transactions” for further information. Any decision made by any of such directors and/or officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Equinox Gold and Equinox Gold Shareholders. In addition, each director is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the BCBCA and other applicable laws.

RISKS RELATED TO OUR BUSINESS

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.

Credit risk: Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents, accounts receivable, amounts due from Serabi Gold plc and Inca One and reclamation bonds. Credit risk exposure is limited through maintaining its cash and equivalents and short-term investments with high-credit quality financial institutions and instruments. The carrying value of these financial assets totaling $90.9 million represents the maximum exposure to credit risk.

Liquidity risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short-term business requirements after taking into account the Company’s holdings of cash and cash equivalents.

Market risk: Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise three types of risk: commodity price risk, interest rate risk and currency risk. Financial instruments affected by market risk include cash and cash equivalents, accounts receivable, available for sale investments, reclamation deposits, accounts payable and accrued liabilities, debt and derivatives.

Interest rate risk: The Company’s interest rate risk arises primarily from the interest received on cash and short-term deposits and interest paid on floating rate borrowings.

Deposits are invested on a short-term basis to enable adequate liquidity for payment of operational and capital expenditures. The Company does not believe that it is exposed to material interest rate risk on its cash and short-term deposits.

The Company is exposed to interest rate risk due to the floating rate interest on its Credit Facility with Scotia

Foreign currency risk: The Company’s functional currency is the USD. The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency, primarily the Brazilian real and Canadian dollar.

Financial assets and liabilities denominated in currencies other than the US dollar are as follows:

($’000)	December 31, 2018		December 31, 2017
	Financial	Financial	Financial	Financial
	Assets	Liabilities	Assets	Liabilities
Brazilian reals	$19,810	$20,984	$31,402	$5,909
Canadian dollars	26,311	3,026	5,956	4,186
Peruvian sols	-	-	1,235	1,267
Chilean peso	-	-	37	-
Mexican peso	-	-	11	18
	$46,121	$24,010	$38,641	$11,380

Commodity price risk: Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold producing countries. The profitability of the Company is directly related to the market price of gold. A decline in the market prices for this precious metal could negatively impact the Company’s future operations. The Company has not hedged any of its gold sales.

Capital Risk Management

The Company’s primary objective when managing capital is to ensure that it will be able to continue as a going concern and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as have sufficient liquidity to fund suitable business opportunities as they arise.

The capital of the Company includes the components of equity and loans and borrowings net of cash and cash equivalents. Capital, as defined above, is summarized in the following table:

	December 31,	December 31,
($’000)	2018	2017
Equity	$410,468	$357,546
Loans and borrowings	214,559	43,461
	625,027	401,007
Cash and cash equivalents	(60,822)	(62,958)
Total	$564,205	$338,049

The Company manages its capital structure and make adjustments to it as necessary. In order to maintain the capital structure the Company may, from time to time, issue or buy back equity, repay debt, or sell assets. The Company manages and makes adjustments to its capital structure in light of economic conditions. The Company, upon approval from its Board of Directors, intends to balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances.

Pacific Road has certain non-dilution rights pursuant to an investment agreement dated May 7, 2015 whereby as long as Pacific Road holds at least 5% of Equinox Gold’s common shares, Pacific Road has the right to maintain all or a portion of its ownership interest in the Company following any new issuance of common shares.

Other Risk Factors

Equinox Gold business activities are subject to significant risks, including, but not limited to, those described in previous disclosure documents. Any of the following risks could have a material adverse effect on Equinox Gold, its business and prospects, and could cause actual events to differ materially from those described in forward-looking statements relating to Equinox Gold. These risks are in addition to those discussed in technical reports and other documents filed by Equinox Gold from time to time on SEDAR. In addition, other risks and uncertainties not presently known by management of Equinox Gold or that management currently believes are immaterial could affect Equinox Gold, its business and prospects.

Equinox Gold may be subject to significant capital requirements and operating risks associated with its operations and its portfolio of growth projects

Equinox Gold must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustain capital requirements. If Equinox Gold does not realize satisfactory prices for the gold from its gold mining operations, it could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements will result in dilution to existing Equinox Gold Shareholders and could adversely affect Equinox Gold’s credit ratings and its ability to access the capital markets in the future to meet any external financing requirements Equinox Gold might have. If there are significant delays in when these projects are completed and are producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on Equinox Gold’s results of operation, cash flow from operations and financial condition.

In addition, Equinox Gold’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, tailings risks, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in reduced production, damage to, or destruction of, mineral properties or producing facilities, damage to or loss of life or property, environmental damage, delays in mining or processing, losses and possible legal liability. Equinox Gold’s business, production, results of operations, financial condition and liquidity may be adversely impacted by operational problems such as a failure of production equipment, any prolonged downtime or shutdowns at Equinox Gold’s mining or processing operations, or industrial accidents, as well as other potential issues such as actual ore mined varying from estimates of grade or tonnage, metallurgical or other characteristics, interruptions in or shortages of electrical power or water, shortages of required inputs, labour shortages or strikes, restrictions or regulations imposed by government agencies or changes in the regulatory environment.

Financing and share price fluctuation

Equinox Gold has limited operating cash flow. Although Equinox Gold has the Scotia Facility, Beaty Facility and Notes (collectively, the “Equinox Gold Credit Facilities”), there is no guarantee that additional funding will be available for further development of its projects. Further activities may depend on Equinox Gold’s ability to obtain financing through equity or debt financing and failure to obtain this financing may result in delay or indefinite postponement of its activities.

Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations which have not necessarily been related to their operating performance, underlying asset values or prospects. Additionally, companies like Equinox Gold that are listed on the TSX-V often experience periods where their shares are thinly traded. There can be no assurance that these kinds of share price fluctuations or lack of liquidity will not occur in the future, and if they do occur, the Company does not know how severe the impact may be on Equinox Gold’s ability to raise additional funds through equity issues. If Equinox Gold is unable to generate such revenues or obtain such additional financing, any investment in Equinox Gold may be materially diminished in value or lost.

Commodity price risk

The price of Equinox Gold’s Shares, financial results and exploration, and development and mining activities in the future may be materially adversely affected by declines in the price of gold. Gold prices fluctuate widely and are affected by numerous factors beyond Equinox Gold’s control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar, Brazilian Reals and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world. The price of gold has fluctuated widely in recent years, and future price declines could cause continuous development of and commercial production from Equinox Gold’s properties to be uneconomic. Future production from Equinox Gold’s mining properties is dependent on gold prices that are adequate to make these properties economically viable.

Industry risk

Equinox Gold is a relatively new gold production company. Equinox Gold had a history of producing metals from the Koricancha Mill (sold August 21, 2018), recently started commercial production at Aurizona and operates Mesquite, which it acquired on October 30, 2018. Equinox Gold is subject to risks normally encountered in exploration, development, production of gold including flooding, fire, metal losses, periodic interruption due to inclement or hazardous weather conditions and other conditions that would impact processing. Other risks include, but are not limited to:

•	the timing and cost, which can be considerable, of construction and maintenance activities at the processing facilities;

•	the availability and costs of skilled labour and specialized equipment;
•	the availability and cost of appropriate desorption and refining arrangements;
•	compliance with environmental and other governmental approval and permit requirements;
•	the availability of funds to finance additional operating, construction and development activities;
•	potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent operating or development activities;
•	potential increases in operating costs due to changes in the cost of fuel, power, materials and supplies; and
•	delays in recovering value-added taxes or other amounts receivable from various governmental and nongovernmental counter parties.

It is common in new processing operations to experience unexpected problems and delays during development and start-up. In addition, delays in the commencement of sustainable and profitable production often occur. While Equinox Gold is confident that long-term regular recovery of value added taxes will be established, Equinox Gold cannot assure investors that such taxes will be recovered or that its activities will result in profitable processing operations.

Mining and processing risks

Equinox Gold’s principal operation will be the mining of and exploration for precious metals. Its operations will be subject to all of the hazards and risks normally encountered in the mining and processing of minerals. These include unusual and unexpected geological formations, rock falls, flooding and other conditions involved in the extraction of material, any of which could result in reduced production, damage to, or destruction of, mines and other producing facilities, tailings risks, damage to or loss of life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, operations are subject to such hazards, which could have a material adverse effect on the business, operations and financial performance of Equinox Gold. As is common with all mining operations, there is uncertainty and therefore risk associated with Equinox Gold’s operating parameters and costs. These can be difficult to predict and are often affected by factors outside Equinox Gold’s control. Equinox Gold’s business, production, results of operations, financial condition and liquidity may be adversely impacted by operational problems such as a failure of production equipment, any prolonged downtime or shutdowns at Equinox Gold’s mining or processing operations, or industrial accidents, as well as other potential issues such as actual ore mined varying from estimates of grade or tonnage, metallurgical or other characteristics, interruptions in or shortages of electrical power or water, shortages of required inputs, labour shortages or strikes, restrictions or regulations imposed by government agencies or changes in the regulatory environment.

Construction risks

Equinox Gold intends to ramp up Phase 1 operations at Castle Mountain in early 2020. Construction of a project requires substantial expenditures and is prone to material cost overruns versus budget. The capital expenditures and time required to construct Castle Mountain or develop any new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project.

Construction costs and timelines can be impacted by a wide variety of factors, many of which are beyond the control of Equinox Gold. These include, but are not limited to, weather conditions, ground conditions, availability of appropriate rock and other material required for construction, availability and performance of contractors and suppliers, delivery and installation of equipment, design changes, accuracy of estimates and availability of accommodations for the workforce. Project development schedules are also dependent on obtaining and maintaining governmental approvals and the timeline to obtain such approvals is often beyond the control of Equinox Gold. A delay in startup of commercial production would increase capital costs and delay receiving revenues. Given the inherent risks and uncertainties associated with construction for Castle Mountain, there can be no assurance that the construction will continue in accordance with current expectations or at all, that construction costs will be consistent with the budget, that production will be achieved on schedule, or that the mine will operate as planned.

Uncertainty of Mineral Reserve and Mineral Resource estimates

The figures for mineral reserves and mineral resources published by Equinox Gold are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Equinox Gold’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that metals recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in commodities prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of Equinox Gold’s ability to extract these Mineral Reserves, could have a material adverse effect on Equinox Gold’s results of operations and financial condition. Inferred Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. A significant amount of exploration work must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category.

Permitting

Equinox Gold’s operating, processing, development and exploration activities are subject to receiving and maintaining licenses, permits and approvals (collectively, “permits”) from appropriate governmental authorities. Before any development on any of its properties Equinox Gold must receive numerous permits. Equinox Gold may be unable to obtain on a timely basis or maintain in the future all necessary permits to explore and develop its properties, commence construction or operation of mining facilities and properties or maintain continued operations. Delays may occur in connection with obtaining necessary renewals of permits for Equinox Gold’s existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action. Equinox Gold can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which could adversely affect its operations. Development and operations of Equinox Gold’s Aurizona, Mesquite and Castle Mountain mines require permits from various governmental authorities in Brazil and the United States, respectively. There can be no assurance that all future permits that Equinox Gold requires for its operations at Aurizona, Mesquite or Castle Mountain will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain required permits, or the expiry, revocation or failure to comply with the terms of any such permits that Equinox Gold has already obtained, would adversely affect its business.

Government regulation risk

The processing, development and exploration activities of Equinox Gold are subject to various laws governing prospecting, development, production, exports, imports, taxes, labour standards and occupational health and safety, mine safety, toxic substances, waste disposal, environmental protection and remediation, protection of endangered and protected species, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on Equinox Gold’s financial position. Amendments to current laws, regulations and permits governing development activities and activities of mining and exploration companies, or more stringent or different implementation, could have a material adverse impact on Equinox Gold’s financial position, or could require abandonment or delays in the development of new mining properties. Failure to comply with any applicable laws, regulations or permitting requirements may result in enforcement actions against Equinox Gold, including orders issued by regulatory or judicial authorities causing process, development or exploration activities to cease or be curtailed or suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Equinox Gold is currently appealing federal and municipal value-added tax assessments in Brazil, as discussed elsewhere in these Risk Factors. Equinox Gold could be forced to compensate those suffering loss or damage by reason of its processing, development or exploration activities and could face civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Any such regulatory or judicial action could materially increase Equinox Gold’s operating costs and delay or curtail or otherwise negatively impact Equinox Gold’s activities.

Dependence on Mesquite and Aurizona

Equinox Gold’s operations at Mesquite and Aurizona are expected to account for 100% of the Equinox Gold’s gold production in 2019. Any adverse condition affecting mining conditions at Mesquite or Aurizona could have a material adverse effect on Equinox Gold’s financial performance and results of operations. Unless Equinox Gold acquires or develops other significant gold-producing assets, Equinox Gold will continue to be dependent on its operations at Mesquite and Aurizona for its cash flow provided by operating activities.

Risks related to Aurizona’s early production

Aurizona will be in the early stages of the production phase during fiscal 2019 and so is subject to a number of inherent risks. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the early stages of the production phase (which can last twelve months or longer), including failure of equipment, machinery, the processing circuit or other processes to perform as designed or intended, inadequate water, insufficient ore stockpile or grade, and failure to deliver adequate tonnes of ore to the mill, any of which could result in delays, slowdowns or suspensions and require more capital than anticipated. In addition, mineral reserves and mineral resources projected by the feasibility study, and anticipated costs, including, without limitation, operating expenses, cash costs and all-in sustaining costs, anticipated mine life, projected production, anticipated production rates and other projected economic and operating parameters may not be realized, and the level of future metal prices needed to ensure commercial viability may deteriorate. Consequently, there is a risk that Aurizona may encounter problems or be subject to delays or suspensions during the early stages of the production phase, which may or have other material adverse consequences for Equinox Gold, including its operating results, cash flow and financial condition.

Production estimates

Forecasts of future production are estimates based on interpretation and assumptions, and actual production may be less than estimated. Unless otherwise noted, Equinox Gold’s production forecasts are based on full production being achieved. Equinox Gold’s ability to achieve and maintain full production rates is subject to a number of risks and uncertainties, including the accuracy of mineral reserve and mineral resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, the accuracy of estimated rates and costs of mining and processing, and the receipt and maintenance of permits.

Equinox Gold may be unable to generate sufficient cash to service its debt, the terms of the agreements governing its debt may restrict Equinox Gold’s current or future operations and the indebtedness may have a material adverse effect on Equinox Gold’s financial condition and results of operations

As of the date of this AIF, Equinox Gold had aggregate consolidated principal indebtedness in the amount of $282 million. Equinox Gold's ability to make scheduled payments on the Equinox Gold Credit Facilities and any other indebtedness will depend on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. There is no guarantee that additional funding will be available for development of projects or to refinance existing corporate and project debt. There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain consent of lends or to execute intercreditor agreements or obtain required regulatory and exchange approvals.

Equinox Gold is exposed to interest rate risk on variable rate debt. Liquidity risk is the risk that Equinox Gold will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments. If Equinox Gold’s cash flows and capital resources are insufficient to fund its debt service obligations, Equinox Gold could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance Equinox Gold’s indebtedness, including indebtedness under the Equinox Gold Credit Facilities. Equinox Gold may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow Equinox Gold to meet its scheduled debt service obligations.

In addition, a breach of the covenants, including the financial covenants under the Equinox Gold Credit Facilities or Equinox Gold’s other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to impose default interest rates or accelerate the related debt, which may result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In the event a lender accelerates the repayment of Equinox Gold’s borrowings, Equinox Gold may not have sufficient assets to repay its indebtedness.

The Equinox Gold Credit Facilities contain a number of covenants that impose significant operating and financial restrictions on Equinox Gold and may limit Equinox Gold’s ability to engage in acts that may be in its long term best interest. In particular, the Equinox Gold Credit Facilities restricts Equinox Gold’s ability to dispose of assets to make dividends or distributions and to incur additional indebtedness and grant security interests or encumbrances. As a result of these restrictions, Equinox Gold may be limited in how it conducts its business, may be unable to raise additional debt or equity financing, or may be unable to compete effectively or to take advantage of new business opportunities, each of which restrictions may affect Equinox Gold’s ability to grow in accordance with its strategy.

Further, Equinox Gold’s maintenance of substantial levels of debt could adversely affect its financial condition and results of operations and could adversely affect its flexibility to take advantage of corporate opportunities. Substantial levels of indebtedness could have important consequences to Equinox Gold, including:

•	limiting Equinox Gold’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring Equinox Gold to make nonstrategic divestitures;

•	requiring a substantial portion of Equinox Gold’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;
•	increasing Equinox Gold’s vulnerability to general adverse economic and industry conditions;
•	exposing Equinox Gold to the risk of increased interest rates for any borrowings at variable rates of interest;
•	limiting Equinox Gold’s flexibility in planning for and reacting to changes in the industry in which it competes;
•	placing Equinox Gold at a disadvantage compared to other, less leveraged competitors; and
•	increasing Equinox Gold’s cost of borrowing.

Tailings risks

Equinox Gold’s operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. The extraction process for gold and metals can produce tailings, which are the sand like materials which remain from the extraction process. Tailings are stored in engineered facilities which are designed, constructed, operated and closed in conformance with local requirements and best practices.

Equinox Gold’s historical operations have generated chemical and metals depositions in the form of tailing ponds, rock waste dumps, and heap leach pads. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with Equinox Gold’s activities or of other mining companies that affect the environment, human health and safety.

Water management at Equinox Gold’s mining operations

The water collection, treatment and disposal operations at Equinox Gold’s mines are subject to substantial regulation and involve significant environmental risks. If collection or management systems fail, overflow or do not operate properly, untreated water or other contaminants could spill onto nearby properties or into nearby streams and rivers, causing damage to persons or property, injury to aquatic life and economic damages.

Liabilities resulting from damage, regulatory orders or demands, or similar, could adversely and materially affect Equinox Gold’s business, results of operations and financial condition. Moreover, in the event that Equinox Gold is deemed liable for any damage caused by overflow, Equinox Gold’s losses or consequences of regulatory action might not be covered by insurance policies.

Access to water at Castle Mountain

Historically the Castle Mountain operation successfully processed approximately 3.6 million tons of ore per year over a ten-year period with continued leaching for several years after mining ceased. Equinox Gold, through its wholly-owned subsidiary, maintains 10 water rights including two producing wells at Castle Mountain. Historically, the mine had sufficient water for processing purposes and Equinox Gold has the water supply to commence Phase 1 production. However, additional sources of ground water will have to be located and permitted to expand throughput production as contemplated in Phase 2. If Equinox Gold is unable to source additional water supplies it could prevent or limit the ability to conduct exploration and development activities and ultimately production at Castle Mountain.

Environmental risks, regulations and hazards

All phases of Equinox Gold’s mining operations are subject to environmental regulation in the jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely, in the future, require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the mining operations. Environmental hazards may exist on the properties which are unknown at present which have been caused by previous or existing owners or operators of the properties. Equinox Gold may become liable for such environmental hazards caused by previous owners or operators of the properties.

Previous mining by artisanal miners (“Garimpeiros”) has occurred and continues today at Equinox Gold’s Aurizona greenfields properties. Garimpeiros are known to use motor oils, other substances and greases in their mining processes, which can result in environmental damage. While Equinox Gold has taken steps to address the activities of the Garimpeiros and the related environmental impacts, there is no certainty that such activities will be discontinued and Equinox Gold may become liable for such environmental hazards caused by previous owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Future acquisitions, business arrangements or transactions

Equinox Gold will continue to seek new mining and development opportunities in the mining industry as well as business arrangements or transactions. In pursuit of such opportunities, Equinox Gold may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into Equinox Gold. Ultimately, any acquisitions would be accompanied by risks, which could include change in commodity prices, difficulty with integration, failure to realize anticipated synergies, significant unknown liabilities, delays in regulatory approvals and exposure to litigation. There is no guarantee that the convertible debenture announced with Mubadala Investment Company will successful and that additional funding will be available for development of projects or to refinance existing corporate and project debt. There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain consent of lends or to execute intercreditor agreements or obtain required regulatory and exchange approvals. Any material issues that Equinox Gold encounters in connection with an acquisition, business arrangement or transactions could have a material adverse effect on its business, results or operations and financial position.

Acquisition and integration risks of Mesquite

Equinox Gold cannot assure that the acquisition of Mesquite will ultimately benefit its business. The acquisition may change the scale of Equinox Gold’s business and may expose Equinox Gold to new geographic, political, operating, financial or geological risks. Further, the acquisition of Mesquite will require a significant amount of time and attention of Equinox Gold management, as well as resources that otherwise could be spent on the operation and development of Equinox Gold’s other projects. Additional risks include a significant decline in the relevant metal price; the quality of the mineral deposit at Mesquite proving to be lower than expected; the difficulty of assimilating the operations and personnel of Mesquite; the potential disruption of Equinox Gold’s ongoing business; the inability of management to realize anticipated synergies and to maximize Equinox Gold’s financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential for unknown or unanticipated liabilities, including tax, environmental or other liabilities.

Limited operating history and uncertainty of future revenues

Equinox Gold has a limited operating history and trading record and it is, therefore, difficult to evaluate Equinox Gold’s business and future prospects. The future success of Equinox Gold is dependent on the Equinox Gold Board’s ability to implement its strategy. While the Equinox Gold Board is optimistic about Equinox Gold’s prospects, there is no certainty that anticipated outcomes and sustainable revenue streams will be achieved. Equinox Gold faces risks regarding its future growth and prospects will depend on its ability to manage growth and to continue to expand and improve operational, financial and management information and quality control systems on a timely basis, while at the same time maintaining effective cost controls. Any failure to expand and improve operational, financial and management information and quality control systems in line with Equinox Gold’s growth could have a material adverse effect on Equinox Gold’s business, financial condition and results of operations.

Cost estimates

Equinox Gold prepares estimates of operating costs and/or capital costs for each operation and project. Equinox Gold’s actual costs are dependent on a number of factors, including the exchange rate between the United States dollar and the Canadian dollar and Brazilian Reals, smelting and refining charges, royalties, the price of gold and by product metals, the cost of inputs used in mining operations and production levels. Equinox Gold’s actual costs may vary from estimates

Reclamation estimates, costs and obligations

Equinox Gold’s operations are subject to reclamation plans that establish its obligations to reclaim properties after minerals have been mined from a site. It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which Equinox Gold holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, these obligations represent significant future costs for Equinox Gold and it may be necessary to revise planned expenditures, operating plans and reclamation concepts and plans in order to fund reclamation activities. Such increased costs may have a material adverse impact upon the financial condition and results of operations of Equinox Gold.

There is a potential future liability for cleanup of tailings deposited on the mining license areas by others during previous periods of mining and reprocessing. It is not possible to quantify at this time what the potential liability may be and detailed assessments need to be made to determine future land reclamation costs, if any, in respect of Aurizona.

Exchange rate fluctuations

Equinox Gold reports its results in United States dollars, while many of Equinox Gold’s investments, costs and revenues may be denominated in other currencies. This may result in additions to Equinox Gold’s reported costs or reductions in Equinox Gold’s reported revenues. Fluctuations in exchange rates between currencies in which Equinox Gold invests, reports, or derives income may cause fluctuations in its financial results that are not necessarily related to Equinox Gold’s underlying operations.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Equinox Gold’s operations, financial condition and results of operations.

Properties located in remote areas

Equinox Gold’s development and exploration operations may be located in remote areas, some of which have harsh climates, resulting in technical challenges for conducting both geological exploration and mining. Equinox Gold benefits from modern mining transportation skills and technologies for operating in areas with harsh climates. Nevertheless, Equinox Gold may sometimes be unable to overcome problems related to weather and climate at a commercially reasonable cost, which could have a material adverse effect on Equinox Gold business and results of operations. The remote location of Equinox Gold’s operations may also result in increased costs and transportation difficulties.

Aurizona is situated in a region where other mining activity is developing. Aurizona has access to existing roads and paved highways as well as local water and power supply; however, the existing road to the village of Aurizona may require relocation to allow access to the western portion of ore body in the future, which will also require permitting and community support. Generators currently act as back-up for power outages but, despite provision for backup infrastructure, there can be no assurance that challenges or interruptions in infrastructure and resources will not be encountered.

Equinox Gold’s mineral assets are located outside Canada and are held indirectly through foreign affiliates

It may be difficult if not impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against substantially all of Equinox Gold’s assets which are located outside Canada.

Internal controls provide no absolute assurances as to reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement

Equinox Gold may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and Equinox Gold may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. Equinox Gold’s failure to satisfy the requirements of Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Equinox Gold’s business and negatively impact the trading price of its Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Equinox Gold’s operating results or cause it to fail to meet its reporting obligations.

Equinox Gold may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by Equinox Gold in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Equinox Gold’s management, as appropriate, to allow timely decisions regarding required disclosure.

No evaluation can provide complete assurance that Equinox Gold’s financial and disclosure controls will detect or uncover all failures of persons within Equinox Gold to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of Equinox Gold’s controls and procedures could also be limited by simple errors or faulty judgments.

Counterparty risk

Counterparty risk is the risk to Equinox Gold that a party to a contract will default on its contractual obligations to Equinox Gold. Equinox Gold is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold Equinox Gold’s cash and short term investments; (ii) companies that have payables to Equinox Gold, including concentrate and bullion customers; (iii) providers of its risk management services, such as hedging arrangements; (iv) shipping service providers that move Equinox Gold’s material; (iv) Equinox Gold’s insurance providers; and (v) Equinox Gold’s lenders. Although Equinox Gold makes efforts to limit its counterparty risk, Equinox Gold cannot effectively operate its business without relying, to a certain extent, on the performance of third party service providers.

As a result of social media and other web-based applications, companies today are at much greater risk of losing control over how they are perceived

Damage to Equinox Gold’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although Equinox Gold places great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to Equinox Gold’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Weather

Equinox Gold’s results are subject to seasonal conditions in Canada, Brazil and the United States. As a result of potentially heavy rainfall, pit access and the ability to mine ore may be lower in the first half of the year and the cost of mining may also be higher. In addition, a prolonged dry season may result in drought conditions, which may also impact production due to a lack of water that is necessary for processing.

International interests

Changing political situations may affect the manner in which Equinox Gold operates. The operations of Equinox Gold are conducted in the United States, Brazil and Canada and are exposed to various levels of political, economic, currency and other risks and uncertainties. These risks and uncertainties include, but are not limited to: terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, uncertainty of the rule of law and legal system, corruption of public officials and/or courts of law, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. The occurrence of mining regime changes in both the developed and developing countries adds uncertainties that cannot be accurately predicted and any future material adverse changes in government policies or legislation in the jurisdictions in which the Company operates that affect foreign ownership, mineral exploration, development of mining activities and may affect our viability and profitability.

Equinox Gold may become subject to additional legal proceedings

Equinox Gold is currently subject to litigation and claims in Brazil and the US and may, from time to time, become involved in various claims, legal proceedings, regulatory investigations and complaints. Equinox Gold cannot reasonably predict the likelihood or outcome of any actions should they arise. If Equinox Gold is unable to resolve any such disputes favorably, it may have a material adverse effect on Equinox Gold’s financial performance, cash flows, and results of operations. To the extent management believes it is probable that a material cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. Equinox Gold’s assets and properties may become subject to further liens, agreements, claims, or other charges as a result of such disputes. Any claim by a third party on or related to any of Equinox Gold’s properties, especially where mineral reserves have been located, could result in Equinox Gold losing a commercially viable property. Even if a claim is unsuccessful, it may potentially affect Equinox Gold’s operations due to the high costs of defending against the claim. If Equinox Gold loses a commercially viable property, such a loss could lower its future revenues, or cause Equinox Gold to cease operations if the property represents all or a significant portion of Equinox Gold’s mineral reserves.

Defects in land title

Title insurance is not available for Equinox Gold’s properties, and Equinox Gold’s ability to ensure that it has obtained a secure claim to individual mineral properties or mining concessions may be severely constrained. Equinox Gold has not conducted surveys of all of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. Equinox Gold can provide no assurances that there are no title defects affecting its properties. Accordingly, its mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other thing, undetected defects. In addition, Equinox Gold may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Lack of availability of resources

Mining exploration requires ready access to mining equipment such as drills, and crews to operate that equipment. There can be no assurance that such resources will be available to Equinox Gold on a timely basis or at a reasonable cost. Failure to obtain these resources when needed may result in delays in Equinox Gold’s exploration programs.

Management

The success of Equinox Gold will be largely dependent on the performance of its Board of Directors and its senior management. The loss of the services of these persons would have a materially adverse effect on Equinox Gold’s business and prospects. There is no assurance Equinox Gold can maintain the services of its Board of Directors and management or other qualified personnel required to operate its business. Failure to do so could have a material adverse effect on Equinox Gold and its prospects.

Key personnel

Recruiting and retaining qualified personnel is critical to Equinox Gold’s success. The number of persons skilled in the acquisition, exploration, development and operation of mining properties is limited and competition for such persons is intense. As Equinox Gold’s business activity grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff at its operations. Although Equinox Gold believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success.

Property commitments

The properties held by Equinox Gold may be subject to various land payments, royalties and/or work commitments. Failure by Equinox Gold to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Competition

Equinox Gold faces competition from a number of large established companies with greater financial and technical resources than Equinox Gold. Equinox Gold competes with these other mining companies for the recruitment and retention of qualified directors, professional management, employees and contractors. There is also significant and increasing competition for a limited number of suitable properties and resource acquisition opportunities and, as a result, Equinox Gold may be unable to acquire such mining properties which it desires on terms it considers acceptable.

Dependence on good relations with employees

Successful exploration, development and operations of Equinox Gold’s projects depends on the skills and abilities of its employees. There is intense competition for engineers, geologists and persons with mining expertise. The ability of Equinox Gold to hire and retain engineers, geologists and persons with mining expertise is key to the mining operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the mining operations are conducted. Changes in such legislation or otherwise in Equinox Gold’s relationships with its employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the mining operations, results of operations and financial condition.

Uninsurable risks

In the course of developing its assets, Equinox Gold is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, mechanical failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Equinox Gold’s current properties and future properties of Equinox Gold or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Equinox Gold maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, any such insurance may not cover all the potential risks associated with its operations. Equinox Gold may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons.

Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Equinox Gold or to other companies in the mining industry on acceptable terms. Equinox Gold might also become subject to liability for pollution or other hazards which may not be insured against or which Equinox Gold may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Equinox Gold to incur significant costs that could have a material adverse effect upon its cash flows, results of operations and financial condition.

Political and regulatory risks

Any changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, royalty rates, rates of exchange, environmental regulations, labour relations and return of capital. This may affect both Equinox Gold’s ability to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

Speculative nature of mining exploration and development

Equinox Gold’s mineral projects are at various stages of exploration and development with Aurizona and Mesquite currently in operations. The exploration for and development of mineral deposits involves significant risks. Major expenses are typically required to locate and establish mineral reserves. Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Development of Equinox Gold’s mineral projects will only follow upon obtaining satisfactory results. Exploration and development of natural resources involves a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that Equinox Gold’s exploration and development activities will result in any discoveries of commercial bodies of ore. There is also no assurance that, even if commercial quantities of ore are discovered, any of Equinox Gold’s mineral projects will be brought into commercial production. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, accuracy of estimated size, continuity of mineralization, average grade, proximity to infrastructure, availability and cost of water and power, anticipated climatic conditions, commodity prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in Equinox Gold being unable to receive an adequate return on invested capital.

The processes of exploration, development and operations also involve risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions or acts of nature. These risks and hazards could lead to events or circumstances which could result in the complete loss of a project or could otherwise result in damage or impairment to, or destruction of, mineral properties and future production facilities, environmental damage, delays in exploration and development interruption, and could result in personal injury or death.

Although Equinox Gold evaluates the risks and carries insurance policies to mitigate the risk of loss where economically feasible, not all of these risks are reasonably insurable and insurance coverages may contain limits, deductibles, exclusions and endorsements. Equinox Gold cannot assure that its coverage will be sufficient to meet its needs. Such a loss may have a material adverse effect on Equinox Gold.

Corruption and bribery laws

Equinox Gold’s operations are governed by, and involve interactions with, many levels of government in numerous countries. Equinox Gold is required to comply with anti-corruption and anti-bribery laws, including the Canadian Criminal Code, and the Canadian Corruption of Foreign Public Officials Act, as well as similar laws in the countries in which Equinox Gold conducts its business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Although Equinox Gold has adopted steps to mitigate such risks, including the implementation of training programs, internal monitoring, reviews and audits, and policies to ensure compliance with such laws, such measures may not always be effective in ensuring that Equinox Gold, its employees, contractors or third-party agents will comply strictly with such laws. If Equinox Gold finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on Equinox Gold resulting in a material adverse effect on Equinox Gold’s reputation and results of its operations.

Public company obligations

Equinox Gold’s business is subject to evolving corporate governance and public disclosure regulations that have increased both Equinox Gold’s compliance costs and the risk of non-compliance, which could adversely impact Equinox Gold’s share price.

Equinox Gold is subject to changing rules and regulations promulgated by a number of governmental and self regulated organizations, including the Canadian Securities Administrators, the TSX-V, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. For example, the Canadian government proclaimed into force the Extractive Sector Transparency Measures Act on June 1, 2015, which mandates the public disclosure of payments made by mining companies to all levels of domestic and foreign governments starting in 2017 for the year ended December 31, 2016. Equinox Gold’s efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

No history of dividends

Equinox Gold and its predecessor companies have not paid a dividend since incorporation. Equinox Gold intends to continue to retain earnings and other cash resources for its business. Any future determination to pay dividends will be at the discretion of the Equinox Gold Board and will depend upon the capital requirements of Equinox Gold, results of operations and such other factors as the Equinox Gold Board of Directors considers relevant.

Foreign exchange transactions registration compliance

In certain jurisdictions where Equinox Gold operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. Equinox Gold has identified that in certain instances it has not registered all transactions. Equinox Gold has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a five-year statute of limitations.

Risk associated with an emerging and developing market

The disruptions recently experienced in the international and domestic capital markets have led to reduced liquidity and increased credit risk premiums for certain market participants and have resulted in a reduction of available financing. Companies located in countries in the emerging markets may be particularly susceptible to these disruptions and reductions in the availability of credit or increases in financing costs, which could result in them experiencing financial difficulty. In addition, the availability of credit to entities operating within the emerging and developing markets is significantly influenced by levels of investor confidence in such markets as a whole and as such any factors that impact market confidence (for example, a decrease in credit ratings, state or central bank intervention in one market or terrorist activity and conflict) could affect the price or availability of funding for entities within any of these markets.

Change in climate conditions

Governments are moving to introduce climate change legislation and treaties at the international, national, state/province and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, Equinox Gold expects that this will result in increased costs. In addition, physical risk of climate change may also have an adverse effect on Equinox Gold’s operations. These risks include: sea level rise, extreme weather events, and resource shortages due to delivery disruptions. Equinox Gold can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on its operations.

Information systems

Targeted attacks on Equinox Gold’s systems (or on systems of third parties that Equinox Gold relies on), failure or non-availability of key information technology (“IT”) systems or a breach of security measures designed to protect Equinox Gold’s IT systems could result in disruptions to Equinox Gold’s operations, extensive personal injury, property damage or financial or reputational risks. Equinox Gold has engaged IT consultants to implement and test system controls and disaster recovery infrastructure for certain IT systems. As the threat landscape is ever-changing, Equinox Gold must make continuous mitigation efforts, including risk prioritized controls to protect against known and emerging threats, tools to provide automate monitoring and alerting and backup and recovery systems to restore systems and return to normal operations.

Significant shareholders

Ross Beaty has control or direction over an aggregate of 66,370,144 common shares, 20,350 options and 3,000,000 warrants of Equinox Gold. The 66,370,144 common shares represent approximately 11.72% of the issued and outstanding common shares. Pacific Road entities have control or direction over an aggregate of 22,774,968 common shares and 23,724,350 warrants. The 22,774,968 common shares represent approximately 4.02% of the issued and outstanding common shares. Assuming the exercise of the Equinox Gold warrants and Equinox Gold options held by Mr. Beaty and of the Equinox Gold warrants held by Pacific Road, Mr. Beaty would hold an aggregate of 69,390,494 common shares, or 11.70% the issued and outstanding common shares, and Pacific Road would hold an aggregate of 46,499,318 common shares, or 7.84% of the issued and outstanding common shares. Collectively, Mr. Beaty and Pacific Road would hold an aggregate of 115,889,812 common shares, or 19.54% of the issued and outstanding common shares. As well, the Notes held by Mubadala and Pacific Roads entitle them to receive approximately 133 million common shares representing approximately 18.32% of the issued and outstanding common shares of the Company. As a result, each of these significant shareholders has or will have the ability to significantly influence the outcome of corporate actions requiring shareholder approval, including the election of directors of Equinox Gold and the approval of certain corporate transactions. Although, each of these significant shareholders is or will be a strategic partner of Equinox Gold, their respective interests may differ from the interests of Equinox Gold or its other shareholders. The concentration of ownership of the common shares may also have the effect of dissuading third-party offers or delaying or preventing other possible strategic transactions of Equinox Gold.

Conflicts of interest

Certain of the directors and/or officers of Equinox Gold also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors to be in a position of conflict. In particular, Ross Beaty, Chairman of the Equinox Gold Board, is a significant Equinox Gold Shareholder and a lender and Tim Breen, a director of Equinox Gold, is also an employee of Mubadala which has a material relationship with Equinox Gold. Any decision made by any of such directors and/or officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Equinox Gold and Equinox Gold Shareholders. In addition, each director is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the British Columbia Business Corporations Act and other applicable laws.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set out below, Equinox Gold is: (a) not party to any legal proceedings or regulatory actions during the last financial year and as of the date of this AIF; and (b) is not aware of any contemplated legal proceedings involving it or its operations.

Equinox Gold is a defendant in various lawsuits and legal actions, principally for alleged fines, taxes and labour related matters in Brazil. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that Equinox Gold will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a material cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. As of the date of this AIF, Equinox Gold recorded a legal provision for these items totaling $3.2 million.

Equinox Gold is appealing federal income and municipal value-added tax assessments in Brazil. Brazilian courts can require a taxpayer to post cash or a guarantee for the disputed amount before the courts will hear an appeal. It can take up to five years to complete an appeals process and receive a final verdict. Equinox Gold has posted $13.6 million and may in the future have to post additional cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being appealed, the amounts and timing of which are uncertain. Equinox Gold and its advisor believe that the federal income and municipal tax assessments which are under appeal are wholly without merit and no provision has been recorded with respect to these matters.

In certain jurisdictions where Equinox Gold operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. Equinox Gold has identified that in certain instances it has not registered all transactions. Equinox Gold has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a five-year statute of limitations. A provision for $0.7 million has been included in the provision for legal matters with respect to noncompliance with the foreign currency registration requirements.

If Equinox Gold is unable to resolve all these matters favourably, there may be an adverse impact on Equinox Gold’s financial performance, cash flows and results of operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the ordinary course of business of Equinox Gold or any of its subsidiaries and except as described below, none of the directors or executive officers of Equinox Gold or a subsidiary at any time during Equinox Gold’s last completed financial year or within the three most recently completed financial years, any person or company who beneficially owns, or who exercises control or direction over (or a combination of both), directly or indirectly, more than 10% of the issued and outstanding common shares, nor the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect Equinox Gold.

Certain directors and officers of Equinox Gold are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations to other public companies in the resource sector may give rise to conflicts of interest from time to time. As a result, opportunities provided to a director of Equinox Gold may not be made available to Equinox Gold, but rather may be offered to a company with competing interests. The directors and senior officers of Equinox Gold are required by law to act honestly and in good faith with a view to the best interests of Equinox Gold and to disclose any personal interest which they may have in any project or opportunity of Equinox Gold, and to abstain from voting on such matters.

Following the closing of the NewCastle-Anfield Transaction, Ross Beaty was appointed Chairman of Equinox Gold and acquired approximately 22.5 million common shares. The common shares were purchased pursuant to a share and debenture purchase agreement between Equinox Gold, Mr. Beaty and Sandstorm (the “Share and Debenture Purchaser Agreement”), whereby Sandstorm sold to Mr. Beaty 4.0 million common shares and the Beaty Debenture at a combined purchase price of approximately $18.2 million. The Beaty Debenture was converted to approximately 18.5 million common shares in early January 2018. At the time the Share and Debenture Purchaser Agreement was entered into, Sandstorm held approximately 15.8% of the then-outstanding common shares on a non-diluted basis.

On August 2, 2018, the Company entered into a standby loan arrangement (the “Standby Loan”) with Mr. Beaty whereby Mr. Beaty made available up to $12 million for use by Equinox Gold for the continued development, construction and general working capital requirements of Aurizona. The Standby Loan is unsecured and was drawn down by the Company. In the event Equinox Gold draws on the loan and defaults on repayment, Mr. Beaty has the right to assume a share pledge Equinox Gold holds as security for its $12 million receivable from Serabi Gold plc (“Serabi”). The Standby Loan will bear interest and fees at commercial rates, draw availability will be from September 1, 2018 to December 20, 2019 and repayment will not be before the end of the draw availability period, which is expected after receipt of payment of $12 million in relation to the receivable due from Serabi. In addition, on April 11, 2019 the Company entered into the Beaty Facility whereby Mr. Beaty provided a one-year, unsecured $20 million revolving credit facility to provide short-term bridge financing that allows the Company to commence with Castle Mountain Phase 1 development until the full $130 million Revolving Credit Facility is available and the remaining proceeds from the Notes are unrestricted. The Beaty Facility incurs interest at an annual rate of 8%.

The directors and officers of Equinox Gold are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interests and Equinox Gold will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.

TRANSFER AGENTS AND REGISTRAR

The transfer agent and registrar for the common shares is Computershare. The register of transfers of the common shares is maintained by Computershare at its offices in Vancouver, British Columbia.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts during the most recently completed financial year or prior financial year which are still in force and effect and which may reasonably be regarded as presently material other than as set out below:

•	Luna Arrangement Agreement dated February 1, 2017;
•	NewCastle-Anfield Arrangement Agreement dated October 25, 2017;
•	Share and Debenture Purchase Agreement dated October 25, 2017;
•	Sandstorm Debenture dated January 3, 2018;

•	Mining Contract dated May 6, 2018;
•	Solaris Arrangement Agreement dated June 20, 2018;
•	Standby Loan dated August 2, 2018;
•	New Gold Share Purchase Agreement dated September 19, 2018;
•	Mesquite Underwriting Agreement dated October 12, 2018;
•	Mesquite Subscription Receipt Agreement dated October 12, 2018;
•	Scotia Credit Agreement dated October 30, 2018;
•	Subscription Agreement for Mubadala Notes dated February 25, 2019;
•	Beaty Facility dated April 11, 2019.
•	Amended and Restated Scotia Credit Agreement dated April 11, 2019.
•	Convertible Debenture dated April 11, 2019.
•	Investor Rights and Governance Agreement between MDC Industry Holding Company LLC and EQX dated April 11, 2019.

INTEREST OF EXPERTS

The following are the names of persons or companies (a) that are named as having prepared or certified a report, valuation, statement or opinion included in or included by reference in this AIF; and (b) whose profession or business gives authority to the statement, report or valuation made by the person or Equinox Gold.

(a)	KPMG LLP provided an auditors’ report dated March 12, 2019 in respect of Equinox Gold’s financial statements for the years ended December 31, 2018 and 2017;
(b)	Mr. Gordon Zurowski, P.Eng. of AGP; Mr. Bruce Davis FAusIMM of BD Resource; Mr. Nathan Robison PE of Robison Engineering; Mr. Robert Sim P.Geo of SIM Geological and Mr. Jeffrey Woods SME MMSA of Woods Process Services prepared the Mesquite Technical Report effective December 31, 2018;
(c)	Mr. Michael Royle, MAppSci, PGeo, of SRK; Mr. Marek Nowak, MASc, PEng, of SRK; Mr. Esteban Hormazabal, Min Eng, MSc, MAusIMM, of SRK; Mr. Stephen Day, MSc, BSc, PGeo, of SRK; Dr. James Siddorn, PhD, PGeo, of SRK; Mr. Jeff Parshley, PG, CPG, CEM, of SRK; Mr. David Hoekstra, PE, of SRK; Ms. Sindy Cheng, PEng, of Lycopodium; Mr. Miguel Tortosa, PEng, of Lycopodium; Mr. Neil Lincoln, PEng, of Lycopodium; Mr. José Carlos Virgili P.Eng., MAusIMM(CP), of Walm Engenharia e Tecnologia Ambiental; and Mr. Gordon Zurowski, PEng, of AGP Mining Consultants Inc. prepared the Aurizona Technical Report;
(d)	Mr. Timothy D. Scott, SME RM of Kappes Cassiday & Associates, Mr. Todd Wakefield, SME-RM and Don Tschabrun, SME RM of Mine Technical Services Ltd. and Terre Lane, MMSA, SME RM of Global Resource Engineering prepared Castle Mountain Technical Report; and
(e)	James (Jim) Currie, P.Eng., Equinox Gold’s COO, and Scott Heffernan, MSc, P.Geo., Equinox Gold’s EVP Exploration, are the qualified persons under NI 43-101.

As at the date of this AIF, to the best knowledge of Equinox Gold, the aforementioned persons, collectively, held less than one percent of the securities of Equinox Gold when they prepared or certified a report, valuation, statement or opinion, as applicable, referred to above and as at the date hereof, and they did not receive any direct or indirect interest in any securities of Equinox Gold or of any associate or affiliate of Equinox Gold in connection with the preparation or certification of such report, valuation, statement or opinion, as applicable.

KPMG LLP, Chartered Professional Accountants of Vancouver, British Columbia, Equinox Gold’s current auditors, is independent from Equinox Gold within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

As at the date hereof, other than James (Jim) Currie, Equinox Gold’s COO and Scott Heffernan, Equinox Gold’s Executive Vice President, Exploration, none of the aforementioned persons is or is currently expected to be elected, appointed or employed as a director, officer or employee of Equinox Gold or of any associate or affiliate of Equinox Gold.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Equinox Gold’s securities, and securities authorized for issuance under equity compensation plans, is contained in our management information circular for the most recent annual meeting of shareholders. Additional financial information is also provided in our audited consolidated financial statements for the years ended December 31, 2018 and 2017, and management’s discussion and analysis for the year ended December 31, 2018. The foregoing disclosure documents, along with additional information relating to Equinox Gold, may be found on SEDAR at www.sedar.com, or on the Company’s website at www.equinoxgold.com.

GLOSSARY OF TERMS

Unless otherwise defined, technical terms used in this AIF have the following meanings. CIM Standards definitions are marked with an asterisk (*).

Term	Definition
atomic absorption (AA)	A spectroanalytical procedure for the quantitative determination of chemical elements employing the absorption of optical radiation (light) by free atoms in the gaseous state.
assay	Analysis to determine the amount or proportion of the element of interest contained within a sample.
ball mill	A horizontal rotating steel cylinder which grinds ore to fine particles. The grinding is carried out by the pounding and rolling of a charge of steel balls carried within the cylinder.
breccia	A coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix; it differs from conglomerate in that the fragments have sharp edges and unworn corners.
bullion	Gold or silver in bulk before coining, or valued by weight.
by-product	A secondary metal or mineral product that is recovered along with the primary metal or mineral product during the ore concentration process.
CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.
concentrate	A processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

Term	Definition
core	Cylindrical rock cores produced by diamond drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cores and lift them to the surface to be examined.
crushing	Breaking of ore into smaller and more uniform fragments to be then fed to grinding mills or to a leach pad.
crust	The outermost solid shell of a rocky planet, which is chemically distinct from the underlying mantle.
cyanidation	A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving the contained gold and silver in a weak cyanide solution.
doré	Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.
electrowinning	Recovery of a metal from a solution by means of electro-chemical processes.
epithermal	A hydrothermal mineral deposit formed within about one kilometre of the Earth’s surface and in the temperature range of 50 to 200 degrees Celsius, occurring mainly as veins.
fault	A fracture in the earth’s crust accompanied by a displacement of one side of the fracture with respect to the other and in a direction parallel to the fracture.
Feasibility Study	A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study.
felsic	Silicate minerals, magma, and rocks which are enriched in the lighter elements such as silicon, oxygen, aluminum, sodium, and potassium.
fire assay	Analysis to determine the amount or proportion of the element of interest contained within a sample alloy by removal of other metals. Also known as gravimetric analysis.
formation	Unit of sedimentary rock of characteristic composition or genesis.
geophysical survey	Exploration activity mapping an area showing the physics of the earth.
grade	The amount of metal in each tonne of ore, expressed as grams per tonne for precious metals.
granite	A very hard, granular, crystalline, igneous rock consisting mainly of quartz, mica, and feldspar and often used as a building stone.
grinding (milling)	Powdering or pulverizing of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing.

Term	Definition
heap leaching	A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.
hectares	A metric unit of area measuring 100 metres by 100 metres.
hedging	Taking a buy or sell position in a futures market opposite to a position held in the cash market to minimize the risk of financial loss from an adverse price change.
Indicated Mineral Resource*	The part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.
Inferred Mineral Resource*	The part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
infill	The collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data.
intrusive	Igneous rock which, while molten, penetrated into or between other rocks and solidified before reaching the surface.
lode	A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.
low-grade	Descriptive of ores relatively poor in the metal they are mined for; lean ore.
mafic	A group of dark-colored minerals, composed chiefly of magnesium and iron, that occur in igneous rocks.
Measured Mineral Resource*	The part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Term	Definition
Metamorphic	The process by which the form or structure of rocks is changed by heat and pressure.
mill	A processing facility where ore is finely ground and then undergoes physical or chemical treatment to extract the valuable metals. Also, the device used to perform grinding (milling).
mineral claim / property / concession	Authorizes the holder to prospect and mine for minerals and to carry out works in connection with prospecting and mining.
Mineral Reserve*	The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.
Mineral Resource*	A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.
muscovite	A phyllosilicate mineral of aluminum and potassium. It has a highly-perfect basal cleavage yielding very thin sheets, which are often highly elastic.
NI 43-101	Canadian National Instrument NI 43-101 - Standards of Disclosure for Mineral Projects.
open pit mine	A mine where materials are removed entirely from a working that is open to the surface.
ore	Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.
oxidation	Reaction of a material with an oxidizer such as pure oxygen or air in order to alter the state of the material.
oxide ore	Mineralized rock in which some of the original minerals have been oxidized. Oxidation tends to make the ore more amenable to cyanide solutions so that minute particles of gold will be readily dissolved.

Term	Definition
preliminary economic assessment (PEA)	A study, other than a pre-feasibility study or feasibility study, which includes an economic analysis of the potential viability of Mineral Resources. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
porphyry	A variety of igneous rock consisting of large-grained crystals, such as feldspar or quartz, dispersed in a fine-grained feldspathic matrix or groundmass.
pre-feasibility study	A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A pre-feasibility study is at a lower confidence level than a feasibility study.
Probable Mineral Reserve*	The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.
Proven Mineral Reserve*	The economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.
pyrite	A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold.”
pyroclastic	Rocks produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent.
Qualified Person*

An individual who (i) is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geosciences, or engineering, relating to mineral exploration or mining; (ii) has at least five years’ experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; (iii) has experience relevant to the subject matter of the mineral project and the technical report; (iv) is in good standing with a professional association; (v) and in the case of a professional association in a foreign jurisdiction, has a membership designation that (a) requires attainment of a position of responsibility in their profession that requires the exercise of independent judgment; and (ii) requires (1) a favourable confidential peer evaluation of the individual’s character, professional judgment, experience, and ethical fitness; or (2) a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining.

quality assurance and quality control (QA/QC)	The process of measuring and assuring product quality to meet consumer expectations.

Term	Definition
reclamation	The restoration of a site after mining or exploration activity is completed.
reclamation and closure costs	The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.
recovered grade	Actual metal grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.
recovery	A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.
refining	The final stage of metal production in which impurities are removed from the molten metal.
reverse circulation	A drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the centre of the drill pipe and are collected, examined and assayed.
run-of-mine (ROM)	Ore in its natural, unprocessed state; pertaining to ore just as it is mined.
sample	A small portion of rock, or a mineral deposit, taken so that the metal content can be determined by assaying.
shear zone	A geological term used to describe a geological area in which shearing has occurred on a large scale.
stockpile	Broken ore heaped on the surface, pending treatment or shipment.
tailings	The material that remains after all metals considered economic have been removed from ore during milling.
tailings storage facility	A natural or man-made confined area suitable for depositing the material that remains after the treatment of ore.
tonne	Metric unit of mass equaling 1,000 kilograms or 2,240 pounds. Called a "long ton."
ton	Unit of weight equaling 2,000 pounds. Called a "short ton."
tuff	Rock composed of fine volcanic ash.
vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.
volcanics	A general collective term for extrusive igneous and pyroclastic material and rocks.

ABBREVIATIONS AND MEASUREMENT CONVERSION

Unless otherwise defined, abbreviations used in this AIF have the following meanings:

AA	Atomic Absorption
Ag	Silver
Au	Gold
°C	degree Celsius
°F	degree Fahrenheit
cm	centimetre
ft	foot
g	gram
kg	kilogram
km	kilometre
m	metre
mm	millimetre
NSR	net smelter return
PQ	diamond drill core measuring 3.35 inches in diameter (8.5 centimetres)
RC	reverse circulation
tpd	metric tonne per day

APPENDIX A - AUDIT COMMITTEE CHARTER

I.	PURPOSE

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors of Equinox Gold Corp. (the “Company”) in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting, the fairness of transactions between the Company and related parties and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;
•	Review and appraise the performance and compensation of the Company’s external auditors;
•	Provide an open avenue of communication among the Company’s auditors, financial and senior management, the Committee and the Board of Directors; and
•	Such other matters as the Board may delegate to the Committee.
II.	Composition

The composition of the Committee shall include a minimum of three Directors as determined by the Board of Directors, and shall meet the independence requirements within the meaning of National Instrument 52-110 - Audit Committees, Part 6, and applicable stock exchange requirements, and further shall be free from any relationship that, in the opinion of the Board of Directors, could reasonably be expected to interfere with the exercise of his or her independent judgment as a member of the Committee.

All members of the Committee shall have financial management experience and be financially literate and at least one member shall have accounting experience. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

The members of the Committee shall be appointed by the Board of Directors. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

III.	Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. The meetings will take place as the Committee or the Chair of the Committee shall determine, upon 48 hours’ notice to each of its members. The notice period may be waived by a quorum of the Committee. The Committee may ask members of Management or others to attend meetings or to provide information as necessary.

The quorum for the transaction of business at any meeting of the Committee shall be a majority of the members of the Committee or subcommittee present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other. Decisions by the Committee will be by the affirmative vote of a majority of the members of the Committee, or by consent resolutions in writing signed by each member of the Committee.

A - 1

The Committee shall prepare and maintain minutes of its meetings, and periodically report to the Board of Directors regarding such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board. As part of its duty to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

IV.	Subcommittees

The Committee may form and delegate authority to one or more subcommittees, which may consist of one or more members, as it deems necessary or appropriate from time to time under the circumstances. The quorum for the transaction of business at any meeting of the Subcommittee shall be a majority of the members of the subcommittee.

V.	Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Financial Reporting Processes

1.	Review and recommend to the Board for approval the Company's annual and interim (quarterly) financial statements, Management’s Discussion and Analysis (“MD&A”), and any annual and interim earnings-related press releases, before the Company publicly discloses this information and any financial reports or other material financial information that are submitted to any governmental body, stock exchange or to the public, including any certification, report, opinion, or review rendered by the external auditors.
2.	Obtain assurance the Company has the proper systems and procedures, internal controls over financial reporting, information technology systems, and disclosure controls and procedures in place so that the Company's financial statements, MD&A, and other financial reports, other financial information, including all Company disclosure of financial information extracted or derived from the Company’s financial statements and other reports, satisfy all legal and regulatory requirements. The Audit Committee shall periodically assess the adequacy of such systems, procedures and controls.
3.	In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.
4.	In connection with the annual audit, review material written matters between the external auditors and management, such as management letters, schedules of unadjusted differences and analyses of alternative assumptions, estimates or generally accepted accounting methods.
5.	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles, practices and internal controls as applied in its financial reporting.
6.	Consider and approve, if appropriate, changes to the Company’s accounting principles, practices and internal controls over financial reporting as suggested by the external auditors and management.
7.	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
8.	Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
9.	Review and assist in the resolution of any significant disagreement between management and the external auditors in connection with the preparation of the financial statements and financial reporting generally.

A - 2

10.	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
11.	Review certification processes relating to preparation and filing of reports and financial information.
12.	Establish procedures for the receipt, retention and treatment of complaints or concerns received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
13.	Review with management financial and earnings guidance provided to analysts and rating agencies.

External Auditors

14.	Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.
15.	Obtain annually a formal written statement by the external auditors setting forth all relationships between the external auditors, including its network firms, and the Company that could reasonably be considered to bear on the independence of the auditors. Confirm with the external auditors that they are registered as a participating audit firm in good standing with the Canadian Public Accountability Board.
16.	Review and discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors.
17.	Take, or recommend that the Board of Directors take, appropriate action to oversee the independence of the external auditors.
18.	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
19.	At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.
20.	Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
21.	Review with management and the external auditors the audit plan for the year-end financial statements, the intended template for such statements and oversee the audit.
22.	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services provided by the Company’s external auditors and the fees and other compensation related thereto.

The pre-approval requirement is waived with respect to the provision of non-audit services by the auditor if:

i.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and
ii.	such services are promptly brought to the attention of the Committee by the Company and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

The pre-approval of non-audit services by any member to whom authority has been delegated must be presented to the Committee at its first scheduled meeting following such pre-approval.

A - 3

VI.	Other REsponsibilities
23.	Review with management the Company’s financial fraud risk assessment, including an annual review of the top fraud risks identified by management, and the policies and practices adopted by the Company to mitigate those risks.
24.	Review for fairness any proposed related-party transactions and make recommendations to the Board of Directors whether any such transactions should be approved.
25.	Recommend to the Compensation & Corporate Governance Committee the qualifications and criteria for membership on the Committee.
26.	The Committee may retain and terminate the services of outside specialists, counsel, accountants or other consultants and advisors to the extent it deems appropriate and shall have the sole authority to approve their fees and other retention terms. The Company shall provide for appropriate funding, as determined by the Committee, for payment to any advisors retained by the Committee.
27.	The Committee shall evaluate its own performance at least annually and recommend to the Compensation and Corporate Governance Committee the qualifications and criteria for membership on the Committee.
28.	Perform other activities related to this Charter as requested by the board of directors.
29.	Review annually the adequacy of this Charter and recommend appropriate revisions to the Board of Directors.
VII.	Oversight Function

While the Committee has responsibilities set out in this Charter, the members of the Committee are members of the Board appointed to provide broad oversight of the Company’s affairs, and are specifically not accountable or responsible for the day to day activities, nor the administration or implementation or arrangements relating thereto.

APPROVED BY THE BOARD OF DIRECTORS

Date: January 28, 2019

A - 4